FRED'S HOMETOWN DISCOUNT STORE

The Low Price Leader

2008 Annual Report

Company Profile

Founded in 1947, FRED'S operates 639 discount general merchandise stores, including 24 franchised FRED'S stores, mainly in the southeastern states. FRED'S stores stock more than 12,000 frequently purchased items that address the everyday needs of its customers, including nationally recognized brand name products, proprietary FRED'S label products, and lower-priced, off-brand products. The Company is headquartered in Memphis, Tennessee.

Number of Company-owned and Franchised Stores by State


7
1
7
10
91
23
1
69
52
120
92
111
18
48
13

Financial Highlights *($ in thousands, except per share amounts)*

	Years Ended January 31, 2009	February 2, 2008
Operating Data		
Net sales	**$ 1,798,840**	$ 1,780,923
Operating income	**26,318**	16,457
Net income	**16,642**	10,718
Net income per share - diluted	**0.42**	0.27
Weighted average shares outstanding - diluted	**39,851**	39,882
Balance Sheet Data		
Working capital	**$ 255,549**	$ 270,513
Total assets	**544,775**	550,572
Long-term debt (including capital leases)	**4,866**	35,653
Shareholders' equity	**387,081**	372,059
Long-term debt to equity	**1.3%**	9.6%

Net Sales
(in millions)


$1,799
$1,781
$1,767
$1,589
$1,442
08
07
06
05
04

Comparable Store Sales


1.8%
0.3%
2.4%
1.2%
2.2%
08
07
06
05
04

Net Income Per Share-Diluted


$0.42
$0.27
$0.67
$0.66
$0.71
08
07
06
05
04

Number of Company-Owned Stores
(end of period)


639
284
692
296
677
289
621
275
563
258
Stores
Pharmacies
08
07
06
05
04

Sales Per Square Foot


$184
$177
$185
$183
$187
08
07
06
05
04

Selling Space (Square Footage)
(in thousands)


9,323
10,215
9,946
9,091
8,270
08
07
06
05
04

Letter to Shareholders

Now well more than a year into an economic recession of historic proportions, much has been written and discussed about the downturn of 2008 and its impact – both domestically and internationally. We have witnessed unprecedented financial mismanagement in the banking, auto and insurance industries over the past year that have in one way or another come to bear finally on the American consumer. These pressures have changed us all, making us more cautious in our spending and more conservative in our planning.

Despite the impact of these circumstances on the general economy, the recession has highlighted FRED'S strengths, particularly as consumer interest in value, selection and service has intensified. Foreseeing a weakening retail environment on the horizon and the need for deliberate action, we had our new strategic program ready to implement starting in the last half of 2007. As cracks in the economy came into clear view during the first half of 2008, FRED'S was well into the implementation of this program. Our program was designed to refine our focus as a brand, improve operational performance, eliminate underperforming assets, and reduce our cost structure – in short, to make FRED'S a leaner and stronger retailer to withstand tougher times and heightened competition. Because of our early response to the recessionary effects, we were able to execute the required changes and still deliver higher sales and earnings for fiscal 2008 at a time when many other retailers closed their doors or experienced a significant decline in sales.

Strategic Plan

With the cooperation of the whole organization, our management team implemented a new strategic plan in February 2008 aimed at improving FRED'S performance, with a goal of increasing our operating margin to a target level of over 4% in three years, a 310-basis-point improvement from our 2007 results. In 2008, one-third of the way through our plan, we moved 60 basis points toward this goal.

The centerpiece of our new plan involved a strict focus on our strongest, or core stores. To this end, we closed 74 underperforming stores and 23 underperforming pharmacies. While closing these stores depressed absolute sales growth in 2008, the release of these underperforming assets and the other cost reduction programs enabled FRED'S to boost operational performance and earnings in 2008 – inclusive of the exit costs we incurred.

Our plan also included the initiation of multiple merchandising programs to enhance margins and address the ongoing shift in sales mix to lower-margin items. Additionally, it included concrete steps to drive sales, Company-wide efforts to reduce our cost structure, and the implementation of new real estate strategies and site selection process. Together, these strategic initiatives are expected to generate more than $100 million in free cash flow over a three-year period. We are pleased to note that, one year into the plan, we are ahead of schedule in moving toward our objectives.

Financial and Operational Review

For our fiscal year ended January 31, 2009, total sales increased 1% to $1.80 billion compared with $1.78 billion in the prior year. If you exclude from the prior year the sales contribution of stores closed during 2008, total sales from our continuing store base increased 4% in 2008 versus 2007.

Comparable store sales for 2008 increased 1.8% versus a 0.3% increase for 2007. On a comparable store basis, the average customer ticket rose 1.6% in 2008 while the number of customer transactions increased 0.2%.

Net income for 2008 increased to $16.6 million or $0.42 per diluted share and included a charge related to the settlement of certain litigation and net costs associated with the closing of underperforming stores and pharmacies, together totaling $10.3 million on an after-tax basis. Excluding these special charges, net income would have been $26.9 million or $0.68 per diluted share for 2008. In 2007, FRED'S net income totaled $10.7 million or $0.27 per diluted share and also included some store-closing costs. Excluding these special charges, net income would have totaled $20.6 million or $0.52 per diluted share for 2007. So, on an operating basis, FRED'S achieved a 31% increase in operating earnings for 2008.

On the balance sheet, our progress in streamlining the Company to achieve improved operational performance was just as evident, putting FRED'S in the strongest financial position it has seen in some time. During 2008, we reduced total inventories 6% to $301.5 million from $320.3 million at year-end 2007, reflecting both the impact of store and pharmacy closings throughout the year as well as reductions in discretionary product areas where sales declined in 2008. Our inventory turnover for 2008 improved to 3.95 times from 3.80 times for 2007. These increased efficiencies enabled us to reduce total indebtedness to $5.1 million at the end of 2008, all associated with real estate loans, from $35.8 million at the end of 2007. Moreover, FRED'S had no borrowings outstanding under its revolving line of credit at year's end, and our cash position increased to $35.1 million – up more than three times our cash balance a year ago. Clearly, our efforts last year to focus on core stores, cost control and balance sheet strength were prescient, considering the mounting economic pressures that developed in 2008, and that will likely remain as challenges in the year ahead.

Other Key Initiatives

In 2008, we completed the board of directors' succession plan for senior management, opening the door for FRED'S new team leader and now Chief Executive Officer, Bruce Efird, to strengthen and restructure our leadership. We also initiated plans to update our store layout and remodel strategy. Additionally, we changed the leadership of our real estate department, which led to the development and implementation of new, advanced technologies and a total team approach to our site selection process. We also expanded the role of our pharmacy division within the Company, setting a goal of having 75% of our stores open with pharmacies in future years, and pharmacy growth continues to benefit from the resounding success of our Prescription Plus card for $4 generic drugs. All things considered, it was a very dynamic, busy, and productive year at a time when uncertainty and economic chaos were the benchmarks surrounding retail.

Summary

As your retiring Chief Executive Officer, I would like to take a moment to take a look back at how far we've come. When I was named CEO in 1989, FRED'S had a net worth of $15 million, $84 million in current debt, a $40 million net loss, and less than $200 million in sales, but the Company was in a great niche, had a solid organization and what my partner, David Gardner, and I saw as a tremendous upside potential. Today, 20 years later, we close out 2008 with a net worth of $387 million, $35 million in cash, virtually no debt, sales of $1.8 billion, and a stronger and more dynamic organization.

We are extremely proud of FRED'S and what our entire team of managers and associates has accomplished. Although we are dwarfed by most of our competitors, our team has garnered considerable unsolicited national recognition. Last year, our pharmacy division was voted #1 among all retail pharmacy chains for customer satisfaction; for the third straight year, our financial team has been recognized as one of the most trusted in America; and our senior management was honored in a report by DeMarche Associates, Inc. for delivering the best value for shareholders. As one considers these different awards, we think they clearly demonstrate a corporate culture at FRED'S that reflects integrity, responsibility, and performance – characteristics to be expected in corporate leadership, but that seem to have been missing in many institutions as the financial events of 2008 unfolded.

As FRED'S moves forward, I see even more exciting opportunities. Our leadership is strong, the niche is – as the kids like to say – the place to be, and we have the financial resources to take advantage of a market that has great promise. I wish to thank you for giving me the opportunity to lead and grow FRED'S for the past 20 years. I am confident the Company is in good hands with Bruce and his team and that FRED'S will continue to grow and prosper.

Thank you for your continued support.

Michael J. Hayes
Chairman of the Board

Selected Financial Data

Our selected financial data set forth below should be read in connection with Management's Discussion and Analysis of Financial Condition and Results of Operations, Consolidated Financial Statements and Notes, and the Forward-Looking Statement/Risk Factors disclosures contained in our Form 10-K for the year ended January 31, 2009.

(Dollars in thousands, except per share amounts)	**2008[5]**	2007[5]	2006[2, 4]	2005	2004
Statement of Income Data:					
Net sales	**$ 1,798,840**	$ 1,780,923	$ 1,767,239	$ 1,589,342	$ 1,441,781
Operating income	**26,318**	16,457	40,949	40,081	39,426
Income before income taxes	**25,910**	15,664	40,213	39,255	38,633
Provision for income taxes	**9,268**	4,946	13,467	13,161	10,681
Net income	**16,642**	10,718	26,746	26,094	27,952
Net income per share:					
Basic	**0.42**	0.27	0.67	0.66	0.71
Diluted	**0.42**	0.27	0.67	0.66	0.71
Cash dividends declared per share	**0.08**	0.08	0.08	0.08	0.08
Selected Operating Data:					
Operating income as a percentage of sales	**1.5%**	0.9%	2.3%	2.5%	2.7%
Increase in comparable store sales[1]	**1.8%**	0.3%	2.4%[3]	1.2%	2.2%
Stores open at end of period	**639**	692	677	621	563
Balance Sheet Data (at period end):					
Total assets	**$ 544,775**	$ 550,572	$ 515,709	$ 498,141	$ 465,224
Short-term debt (including capital leases)	**243**	285	737	1,053	684
Long-term debt (including capital leases)	**4,866**	35,653	2,331	6,815	24,212
Shareholders' equity	**387,081**	372,059	369,268	339,595	314,546

1 A store is first included in the comparable store sales calculation after the end of the 12th month following the store's grand opening month (see additional information regarding calculation of comparable store sales in "Results of Operations" section).

2 Results for 2006 include 53 weeks.

3 The increase in comparable store sales for 2006 is computed on the same 53-week period for 2005.

4 Results for 2006 include the implementation of FAS 123 (R).

5 Results include certain charges for the closing of 75 stores in 2008 and 17 stores in 2007, (see "Exit and Disposal Activities" section) and implementation of FIN 48.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General Accounting Periods

The following information contains references to years 2008, 2007, and 2006, which represent fiscal years ended January 31, 2009 and February 2, 2008 (which were 52-week accounting periods) and February 3, 2007 (which was a 53-week accounting period). Amounts are in thousands unless otherwise noted. This discussion and analysis should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and the notes thereto. Additionally, our discussion and analysis should be read in conjunction with the Forward-Looking Statements/Risk Factors disclosures included herein.

Executive Summary

During 2008, the Company continued with the execution of its previously announced strategic plan to improve profitability and operating margin. Management believes that the plan, which included the closing of 75 underperforming stores and 22 underperforming pharmacies, coupled with slowing growth in 2008, will have a continued positive impact on the Company's cash flow and operating margin in 2009 and beyond. During 2008, we closed a total of 74 stores and 23 pharmacies and have opened 21 stores and 11 pharmacies. The one remaining going out of business sale and the resulting store closure will be substantially completed in the first half of 2009. Our new store and pharmacy openings during the year were primarily in Mississippi, Alabama, Georgia and South Carolina. We did not enter into any new states during the year.

Another key area of concentration during the year was our initiative to improve service level and in-stock positions. Our "We Got It" program focuses on our highest demand consumable items (700 – 800 items). These are items that we have promised, through our "We Got It" campaign, to always have on our shelves and available for our customers. We continued in 2008 to implement supply chain and distribution procedures to ensure that our "We Got It" pledge is fulfilled.

In the second quarter of 2008, we introduced to our customers a new pricing strategy and marketing campaign entitled "Price Alert". This campaign focuses the customer's attention on particular items in our stores that are value priced and attractive to any budget, especially during current economic conditions. This marketing campaign is chain-wide and is delivered to the customer via print and media advertising in addition to specifically designed in-store signage. We will continue to use the "Price Alert" campaign to deliver value priced products to our customers.

Our Battleship Store Program, which was developed late in 2007 and became fully operational in the first quarter of 2008, is intended to sharpen focus on our upper tier of profit producing stores. This program is designed to reward our customers with additional benefits such as expanded selections of products, one time or one-of-a-kind type items, or special events such as treasure hunts or outdoor activities. Customer and employee appreciation are key tenets of the Battleship Store Program. As this program is in its infancy, we continued in the third and fourth quarters to refine our understanding of our customers' needs in our Battleship Stores' markets. We also continued to hone our delivery and execution of this strategy so that our Battleship Stores will help drive increased operating profit in line with the Company's overall profit improvement strategies.

Also during 2008, we continued to focus on building our private label line of products which should build and solidify customer loyalty while simultaneously increasing gross margin. We are currently developing additional private label brand names that we believe the customer will find appealing and will become synonymous with FRED'S promise to deliver quality products at low prices. As a result of our focus in this area, we continue to increase our market penetration in our private label products.

We continued in 2008 with capital improvements in infrastructure, including existing store expansions and remodels, distribution center upgrades and further development of our information technology capabilities. Technology upgrades are being made in the areas of direct store delivery systems, stores' point of sale systems, and pharmacy systems.

During 2009, the Company will continue to execute its strategic plan to improve profitability and operating margin. Particular emphasis will be placed on improving the customers shopping experience by improving the store format and layout. We will also be focusing on our real estate strategy in order to choose the best locations for our customers. These initiatives, in conjunction with our traffic driving strategies and our planned inventory productivity improvements, will help improve profitability and operating margin.

Our private label or Own Brand products will continue to be a focus in 2009 and beyond. By increasing market presentation of our Own Brand products, we will build customer loyalty and subsequent traffic and simultaneously increase gross margin. Our Own Brand products cross multiple product lines and include household cleaning supplies, health and beauty aids, disposable diapers, pet foods, paper products and a variety of beverage and other products.

We will continue in 2009 with technology upgrades in our Direct Store Delivery systems (NEX / DEX), stores' point of sale systems, Pharmacy systems, as well as capital investments in infrastructure, distribution center upgrades and stores, including new stores and remodels.

Key factors that will be critical to the Company's future success include managing the strategy for opening new stores and pharmacies, including the ability to open and operate efficiently, maintaining high standards of customer service, maximizing efficiencies in the supply chain, controlling working capital needs through improved inventory turnover, controlling the effects of inflation, especially in regard to occupancy costs, controlling product mix, increasing operating margin through improved gross margin and leveraging operating costs, and generating adequate cash flow to fund the Company's future needs. Additionally, managing the store closing process effectively and efficiently will be a key factor in delivering projected benefits in 2009 and beyond.

Other factors that will affect Company performance in 2009 include the continuing management of the impacts of the changing regulatory environment in which our pharmacy department operates, especially the anticipated implementation of the federally approved change in pricing of generic pharmaceuticals to Average Manufacturer's Price (AMP), which could negatively affect gross margin. We also believe that the economic and financial crisis has had and will continue to have an impact on the disposable income of our customers. However, we believe falling fuel prices late in 2008 have been the one economic bright spot and have, to some extent, eased the enormous economic pressures being felt by consumers. We also believe that we have experienced some "down shopping" in 2008 due to economic pressures being felt by consumers that might not normally shop in our stores, and expect this trend to continue into 2009.

Our business is subject to seasonal influences, but has tended to experience less seasonal fluctuation than many other retailers due to the mix of everyday basic merchandise and pharmacy business. Our fiscal fourth quarter is typically the most profitable quarter because it includes the Christmas selling season. The overall strength of the fourth quarter is partially mitigated, however, by the inclusion of the month of January, which is generally the least profitable month of the year.

Critical Accounting Policies

The preparation of FRED'S financial statements requires management to make estimates and judgments in the reporting of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. Our estimates are based on historical experience and on other assumptions that we believe are applicable under the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities that are not readily apparent from other sources. While we believe that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the Consolidated Financial Statements, the Company cannot guarantee that the estimates and assumptions will be accurate under different conditions and/or assumptions. A summary of our critical accounting policies and related estimates and judgments can be found in Note 1 to the Consolidated Financial Statements. Our most critical accounting policies are as follows:

Revenue recognition. The Company markets goods and services through Company owned stores and 24 franchised stores as of January 31, 2009. Net sales include sales of merchandise from Company owned stores, net of returns and exclusive of sales taxes. Sales to franchised stores are recorded when the merchandise is shipped from the Company's warehouse. Revenues resulting from layaway sales are recorded upon delivery of the merchandise to the customer.

The Company also sells gift cards for which the revenue is recognized at time of redemption. The Company records a gift card liability on the date the gift card is issued to the customer. Revenue is recognized and the gift card liability is reduced as the customer redeems the gift card. The Company will recognize aged liabilities as revenue when the likelihood of the gift card being redeemed is remote (gift card breakage). The Company has not recognized any revenue from gift card breakage since the inception of the program in May 2004 and does not expect to record any gift card breakage revenue until there is more certainty regarding our ability to retain such amounts in light of current consumer protection and state escheatment laws.

In addition, the Company charges the franchised stores a fee based on a percentage of their purchases from the Company. These fees represent a reimbursement for use of the FRED'S name and other administrative costs incurred on behalf of the franchised stores and are therefore netted against selling, general and administrative expenses. Total franchise income for 2008, 2007, and 2006 was $2,145, $2,008, and $2,019, respectively.

Inventories. Merchandise inventories are valued at the lower of cost or market using the retail first-in, first-out (FIFO) method for goods in our stores and the cost first-in, first-out (FIFO) method for goods in our distribution centers. The retail inventory method is a reverse mark-up, averaging method which has been widely used in the retail industry for many years. This method calculates a cost-to-retail ratio that is applied to the retail value of inventory to determine the cost value of inventory and the resulting cost of goods sold and gross margin. The assumption that the retail inventory method provides for valuation at lower of cost or market and the inherent uncertainties therein are discussed in the following paragraphs.

In order to assure valuation at the lower of cost or market, the retail value of our inventory is adjusted on a consistent basis to reflect current market conditions. These adjustments include increases to the retail value of inventory for initial markups to set the selling price of goods or additional markups to adjust pricing for inflation and decreases to the retail value of inventory for markdowns associated with promotional, seasonal or other declines in the market value. Because these adjustments are made on a consistent basis and are based on current prevailing market conditions, they approximate the carrying value of the inventory at net realizable value (market value). Therefore, after applying the cost to retail ratio, the cost value of our inventory is stated at the lower of cost or market as is prescribed by Generally Accepted Accounting Principles in the U.S. (GAAP).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Because the approximation of net realizable value (market value) under the retail inventory method is based on estimates such as markups, markdowns and inventory losses (shrink), there exists an inherent uncertainty in the final determination of inventory cost and gross margin. In order to mitigate that uncertainty, the Company has a formal review by product class which considers such variables as current market trends, seasonality, weather patterns and age of merchandise to ensure that markdowns are taken currently, or a markdown reserve is established to cover future anticipated markdowns. This review also considers current pricing trends and inflation to ensure that markups are taken if necessary. The estimation of inventory losses (shrink) is a significant element in approximating the carrying value of inventory at net realizable value, and as such the following paragraph describes our estimation method as well as the steps we take to mitigate the risk of this estimate in the determination of the cost value of inventory.

The Company calculates inventory losses (shrink) based on actual inventory losses occurring as a result of physical inventory counts during each fiscal period and estimated inventory losses occurring between yearly physical inventory counts. The estimate for shrink occurring in the interim period between physical counts is calculated on a store-specific basis and is based on history, as well as performance on the most recent physical count. It is calculated by multiplying each store's shrink rate, which is based on the previously mentioned factors, by the interim period's sales for each store. Additionally, the overall estimate for shrink is adjusted at the corporate level to a three-year historical average to ensure that the overall shrink estimate is the most accurate approximation of shrink based on the Company's overall history of shrink. The three-year historical estimate is calculated by dividing the "book to physical" inventory adjustments for the trailing 36 months by the related sales for the same period. In order to reduce the uncertainty inherent in the shrink calculation, the Company first performs the calculation at the lowest practical level (by store) using the most current performance indicators. This ensures a more reliable number, as opposed to using a higher level aggregation or percentage method. The second portion of the calculation ensures that the extreme negative or positive performance of any particular store or group of stores does not skew the overall estimation of shrink. This portion of the calculation removes additional uncertainty by eliminating short-term peaks and valleys that could otherwise cause the underlying carrying cost of inventory to fluctuate unnecessarily. The Company has not experienced any significant change in shrink as a percentage of sales from year to year during the subject reporting periods.

Management believes that the Company's Retail Inventory Method provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market. For pharmacy inventories, which were approximately $30.8 million, and $31.1 million at January 31, 2009 and February 2, 2008, respectively, cost was determined using the retail LIFO (last-in, first-out) method in which inventory cost is maintained using the Retail Inventory Method, then adjusted by application of the Producer Price Index published by the U.S. Department of Labor for the cumulative annual periods. The current cost of inventories exceeded the LIFO cost by approximately $19.1 million at January 31, 2009 and $15.4 million at February 2, 2008. The LIFO reserve increased by approximately $3.7 million and $1.6 million during 2008 and 2007, respectively.

The Company has historically included an estimate of inbound freight and certain general and administrative costs in merchandise inventory as prescribed by GAAP. These costs include activities surrounding the procurement and storage of merchandise inventory such as buying, warehousing, and accounting, as well as inbound freight. During the second quarter of FY07, we revised our estimate to include certain costs internally captured within our Merchandise Planning, Information Technology and Human Resources departments as they relate to the inventory functions and support of procurement and storage. This revision follows growth in the role of these departments in support of the procurement and warehousing functions, including additional personnel hired over the previous few quarters. Further, our Merchandise Planning department has evolved from being previously included within the buying function to a stand alone function with responsibility for inbound logistics and commodity procurement. The total amount of procurement and storage costs and inbound freight included in merchandise inventory at January 31, 2009 is $19.0 million, with the corresponding amount of $21.9 million at February 2, 2008.

Impairment. The Company's policy is to review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with Statement of Financial Accounting Standards ("SFAS") 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review for impairment all stores opened at least 3 years or remodeled more than 2 years. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease or 10 years for owned stores. Our estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to management's judgment and are difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is based on estimated market values for similar assets or other reasonable estimates of fair market value based upon management's judgment.

Exit and disposal activities. During fiscal 2007, the Company closed 17 underperforming stores. During the course of 2008, the Company has closed 74 stores and 23 pharmacies. The closures took place during the first three quarters of 2008 pursuant to our restructuring plan announced February 6, 2008 and were the result of an in-depth study conducted by the Company of its operations over the last 10 quarters. The study revealed that FRED'S has a strong and healthy store base, and that by closing these underperforming

Management's Discussion and Analysis of Financial Condition and Results of Operations

stores the Company would improve its cash flow and operating margin, both of which are core goals of the Company's overall strategic plan. As a result of the successful execution of this plan, the Company is stronger and is in a better position to respond to fluctuations in the economy and to take advantage of opportunities to further improve our business. The one remaining store closure is scheduled for the first half of fiscal 2009, bringing the total number of store closures to 75.

Inventory Impairment

During fiscal 2006, which ended February 3, 2007, we recorded a below-cost inventory adjustment of approximately $0.9 million to reduce the value of inventory to lower of cost or market in the 20 stores that were planned for closure in fiscal 2007, of which 17 were closed. The entire impairment was utilized in fiscal 2007.

During fiscal 2007, which ended February 2, 2008, we recorded a below-cost inventory adjustment of approximately $10.0 million to reduce the value of inventory to lower of cost or market in stores that were planned for closure as part of the Company's strategic plan to improve profitability and operating margin. The adjustment was recorded in cost of goods sold in the consolidated statement of income for the year ended February 2, 2008.

In fiscal 2008, we recorded an additional below-cost inventory adjustment of $0.3 million to reduce the value of inventory to lower of cost or market associated with stores closed in the third quarter and utilized the entire $10.3 million impairment.

Lease Termination

For store closures where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the cease use date (when the store is closed) in accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." Liabilities are established at the cease use date for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by SFAS 146. Key assumptions in calculating the liability include the timeframe expected to terminate lease agreements, estimates related to the sublease potential of closed locations, and estimation of other related exit costs. If actual timing and potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. These liabilities are reviewed periodically and adjusted when necessary.

During fiscal 2007, which ended February 2, 2008, we closed 17 under performing stores and recorded lease contract termination costs of $1.6 million in rent expense in conjunction with those closings, of which $1.0 million was utilized during fiscal 2007, leaving $.6 million in the reserve at the beginning of fiscal year 2008.

During fiscal 2008, which ended January 31, 2009, we closed 74 under performing stores and recorded lease contract termination costs of $10.5 million, of which $9.6 million was charged to rent expense and $.9 million reduced the liability for deferred rent. We utilized $7.6 million during the period, leaving $3.5 million in the reserve at January 31, 2009. During the first half of fiscal 2009, the Company expects to incur $.2 million in lease contract termination costs related to the remaining store closure.

The following table illustrates the exit and disposal activity related to the store closures discussed in the previous paragraphs (in millions):

(In millions)	Balance February 2, 2008	Additions FY08	Utilized FY08	Ending Balance January 31, 2009
Inventory markdowns for planned store closings	$ 10.0	$ 0.3	$ 10.3	$ –
Lease contract termination liability	0.6	10.5	7.6	3.5
	$ 10.6	$ 10.8	$ 17.9	$ 3.5

Fixed Asset Impairment

During fiscal 2006, which ended February 3, 2007, the Company recorded a charge of $0.8 million in selling, general and administrative expense for the impairment of fixed assets and leasehold improvements associated with the 20 store closings planned for fiscal 2007.

During the fourth quarter of 2007, which ended February 2, 2008, the Company recorded a charge of $4.6 million in selling, general and administrative expense for the impairment of fixed assets and leasehold improvements associated with the planned closure of 75 stores in 2008. During the second quarter of fiscal 2008, the Company recorded an additional charge of $.1 million associated with store closures that occurred in the third quarter. There were no other fixed asset impairment charges incurred during 2008.

Property and equipment and intangibles. Property and equipment are carried at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets and recorded in selling, general and administrative expenses. Improvements to leased premises are depreciated using the straight-line method over the shorter of the initial term of the lease or the useful life of the improvement. Leasehold improvements added late in the lease term are depreciated over the shorter of the remaining term of the lease (including the upcoming renewal option, if the renewal is reasonably assured) or the useful life of the improvement, whichever is lesser.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gains or losses on the sale of assets are recorded at disposal as a component of operating income. The following average estimated useful lives are generally applied:

	Estimated Useful Lives
Building and building improvements	8 - 30 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	3 - 10 years or term of lease, if shorter
Automobiles and vehicles	3 - 5 years
Airplane	9 years

Assets under capital lease are depreciated in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense in the Consolidated Financial Statements.

Other identifiable intangible assets, which are included in other noncurrent assets, primarily represent customer lists associated with acquired pharmacies and are being amortized on a straight-line basis over five years.

Vendor rebates and allowances. The Company receives rebates for a variety of merchandising activities, such as volume commitment rebates, relief for temporary and permanent price reductions, cooperative advertising programs, and for the introduction of new products in our stores. In accordance with the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"), rebates received from a vendor are recorded as a reduction of cost of sales when the product is sold or a reduction to selling, general and administrative expenses if the reimbursement represents a specific incremental and identifiable cost. Should the allowance received exceed the incremental cost, then the excess is recorded as a reduction of cost of sales when the product is sold. Any excess amounts for the periods reported are immaterial. Any rebates received subsequent to merchandise being sold are recorded as a reduction to cost of goods sold when received.

As of January 31, 2009, the Company had approximately 1,130 vendors who participate in vendor rebate programs and the terms of the agreements with those vendors vary in length from short-term arrangements to be completed within a month to longer-term arrangements that could last up to three years.

In accordance with The American Institute of Certified Public Accountants Statement of Position No. 93-7, Reporting on Advertising Costs ("AICPA SOP 93-7"), the Company charges advertising, including production costs, to selling, general and administrative expense on the first day of the advertising period. Gross advertising expenses for 2008, 2007, and 2006, were $24.1 million, $27.6 million, and $27.4 million, respectively. Gross advertising expenses were reduced by vendor cooperative advertising allowances of $2.3 million, $1.5 million, and $1.1 million, for 2008, 2007, and 2006, respectively. It would be the Company's intention to incur a similar amount of advertising expense as in prior years and in support of our stores even if we did not receive support from our vendors in the form of cooperative adverting programs.

Insurance reserves. The Company is largely self-insured for workers compensation, general liability and employee medical insurance. The Company's liability for self-insurance is determined based on claims known at the time of determination of the reserve and estimates for future payments against incurred losses and claims that have been incurred but not reported. Estimates for future claims costs include uncertainty because of the variability of the factors involved, such as the type of injury or claim, required services by the providers, healing time, age of claimant, case management costs, location of the claimant, and governmental regulations. These uncertainties or a deviation in future claims trends from recent historical patterns could result in the Company recording additional expenses or expense reductions that might be material to the Company's results of operations. The Company carries additional coverage for excessive or catastrophic claims with stop loss limits of $250,000 for property and general liability and $200,000 for employee medical. The Company's insurance reserve was $8.6 million and $8.2 million on January 31, 2009 and February 2, 2008, respectively. Changes in the reserve over that time period were attributable to additional reserve requirements of $40.3 million netted with reserve utilization of $39.9 million.

Income taxes. The Company reports income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the asset and liability method is used for computing future income tax consequences of events, which have been recognized in the Company's Consolidated Financial Statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities (see Note 4 – Income Taxes).

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No.109. We adopted FIN 48 as of February 4, 2007, the first day of fiscal 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 and prescribes a minimum recognition threshold of more-likely-than-not to be sustained upon examination that a tax position must meet before being recognized in the financial statements. Under FIN 48, the impact of an uncertain

Management's Discussion and Analysis of Financial Condition and Results of Operations

income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition (see Note 4 – Income Taxes).

FIN 48 further requires that interest and penalties required to be paid by the tax law on the underpayment of taxes should be accrued on the difference between the amount claimed or expected to be claimed on the tax return and the tax benefit recognized in the financial statements. The Company includes potential interest and penalties recognized in accordance with FIN 48 in the financial statements as a component of income tax expense. As of January 31, 2009, accrued interest and penalties related to our unrecognized tax benefits totaled $2.4 million and $0.4 million, respectively, and are both recorded in the consolidated balance sheet within "Other non-current liabilities."

Stock-based compensation. Effective January 29, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment", using the modified prospective transition method. Under this method, compensation expense recognized post adoption includes: (1) compensation expense for all share-based payments granted prior to, but not yet vested as of, January 29, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (2) compensation cost for all share-based payments granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

In November 2005, FASB issued Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" (FSP FAS 123R-3"). Effective January 29, 2006, the Company elected to adopt the alternative transition method provided in FSP FAS 123R-3 for calculating the income tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in-capital pool ("APIC Pool") related to the income tax effects of stock based compensation, and for determining the subsequent impact on the APIC pool and consolidated statements of cash flows of the income tax effects of stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

SFAS 123(R) also requires the benefits of income tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required prior to SFAS 123(R). The impact of adopting SFAS 123(R) on future results will depend on, among other things, levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

Stock-based compensation expense, post adoption of SFAS 123(R), is based on awards ultimately expected to vest, and therefore has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on the Company's historical forfeiture experience and will be revised in subsequent periods if actual forfeitures differ from those estimates.

Equity incentive plans. See Note 7 to the Consolidated Financial Statements for additional information regarding equity incentive plans.

Results of Operations

The following table provides a comparison of FRED'S financial results for the past three years. In this table, categories of income and expense are expressed as a percentage of sales.

	For the Year Ended		
	January 31, 2009[3]	February 2, 2008[3]	February 3, 2007
Net sales	**100.0%**	100.0%	100.0%
Cost of good sold[1]	**72.0**	72.5	72.0
Gross profit	**28.0**	27.5	28.0
Selling, general and administrative expenses[2]	**26.5**	26.6	25.7
Operating income	**1.5**	0.9	2.3
Interest expense, net	**0.1**	–	–
Income before taxes	**1.4**	0.9	2.3
Income taxes	**0.5**	0.3	0.8
Net income	**0.9%**	0.6%	1.5%

[1] Cost of goods sold includes the cost of product sold, along with all costs associated with inbound freight.

[2] Selling, general and administrative expenses include the costs associated with purchasing, receiving, handling, securing and storing product. These costs are associated with products that have been sold and no longer remain in ending inventory.

[3] Results include certain charges for the closing of 75 stores in 2008 and the 17 stores closed in 2007 (see Item 7, "Exit and Disposal Activities" section).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparable sales. Our policy regarding the calculation of comparable store sales represents the increase or decrease in net sales for stores that have been opened after the end of the 12th month following the store's grand opening month, including stores that have been remodeled or relocated during the reporting period. The majority of our remodels and relocations do not include expansion. The purpose of the remodel or the relocation is to change the store's layout, refresh the store with new fixtures, interiors or signage or to locate the store in a more desirable area. This type of change to the store does not necessarily change the product mix or product departments; therefore, on a comparable store sales basis, the store is the same before and after the remodel or relocation. In relation to remodels and relocations, expansions have been much more infrequent and consequently, any increase in the selling square footage is immaterial to the overall calculation of comparable store sales.

Additionally, we do not exclude newly added hardline, softline or pharmacy departments from our comparable store sales calculation because we believe that all departments within a FRED'S store create a synergy supporting our overall goals for managing the store, servicing our customer and promoting traffic and sales growth. Therefore, the introduction of all new departments is included in same store sales in the year in which the department is introduced. Likewise, our same store sales calculation is not adjusted for the removal of a department from a location.

Fiscal 2008 Compared to Fiscal 2007

Sales

Net sales increased 1.0% ($17.9 million) in 2008. Approximately $24.9 million of the increase was attributable to a net addition of 21 new stores, and a net addition of 6 pharmacies during 2008, together with the sales of 15 store locations and 7 pharmacies that were opened or upgraded during 2007 and contributed a full year of sales in 2008. Comparable store sales, consisting of sales from stores that have been open for more than one year, increased 1.8% in 2008, which accounted for $32.9 million in sales. This increase was partially offset by the closure of 74 stores and 22 pharmacy locations during 2008. Those stores represent a reduction in year-over-year sales of $39.9 million.

The Company's 2008 front store (non-pharmacy) sales increased approximately 1.7% over 2007 front store sales. Front store sales growth benefited from the above mentioned store additions and improvements, and sales increases in certain categories such as pets, tobacco, paper and chemical, food, prepaid products, beverage and lawn and garden.

FRED'S pharmacy sales were 31.7% of total sales in 2008 and 32.2% of total sales in 2007 and continue to rank as the largest sales category within the Company. The total sales in this department, including the Company's mail order operation, decreased 0.4% over 2007, with third party prescription sales representing approximately 92% of total pharmacy sales, the same as in the prior year. The Company's pharmacy department continued to benefit from an ongoing program of purchasing prescription files from independent pharmacies and the addition of pharmacy departments in existing store locations, however overall pharmacy department sales declined due to the closing of 23 pharmacies in 2008, the sales mix shift from branded to generic and a significant decline in the Company's mail order operation caused by a lack of competitive sourcing for its primary product, contraceptives.

Sales to FRED'S 24 franchised locations increased approximately $2.3 million in 2008 and represented 2.2% of the Company's total sales, compared to 2.1% of the Company's total sales in 2007. The increase in sales to franchised locations results primarily from the sales volume increases experienced by the franchise locations during the year. The Company does not intend to expand its franchise network in the future.

Gross Margin

Gross margin as a percentage of sales increased to 28.0% in 2008 compared to 27.5% in 2007. Excluding the costs associated with closing underperforming stores in both years ($0.3 million in 2008 and $10.0 million in 2007, see Note 11 Exit and Disposal Activities), gross margin was 28.0% in 2008 compared with 28.1% in 2007. This decline resulted from continued pricing pressures, an unfavorable shift in the product mix toward lower margin, basic and consumable products, and higher inbound freight costs. These negative factors were partially offset by the favorable margin effect of a positive mix shift in the pharmacy department from branded to generic drugs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $450.2 million (25.0% of net sales) in 2008 compared to $445.2 million (25.0% of net sales) in 2007. The increase in selling, general and administrative expenses was due primarily to an increase in insurance costs of $2.5 million (0.1%) related to increasing medical costs and higher claims, additional legal costs of $5.9 million (0.3%) related to the settlement of the Ziegler and Atchinson cases (see Item 3. Legal Proceedings) as well as an additional $4.3 million (0.2%) in impairment charges from lease write-offs and liquidation fees for stores closed in 2008. These increases were partially offset by decreases in labor costs of $2.1 million (0.1%), occupancy costs of $3.5 million (0.2%) and advertising costs of $4.2 million (0.2%) all resulting from the store closures completed in the current year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Income

Operating income increased to $26.3 million in 2008 (1.5% of sales) from $16.5 million in 2007 (0.9% of sales) due to increased sales primarily from comparable stores and new stores in 2008 and a gross margin increase which was driven by a reduction in year-over-year costs associated with closing underperforming stores ($0.3 million in 2008 versus $10.0 million in 2007). These increases were reduced by an increase in selling, general and administrative expenses due primarily to higher insurance costs of $2.5 million (0.1%) related to increasing medical costs and higher claims, additional legal costs of $5.9 million (0.3%) related to the settlement of the Ziegler and Atchinson cases (see Item 3. Legal Proceedings) as well as an additional $4.3 million (0.2%) in impairment charges from lease write-offs and liquidations fees for stores closed in 2008. These increases were partially offset by decreases in labor costs of $2.1 million (0.1%), occupancy costs of $3.5 million (0.2%) and advertising costs of $4.2 million (0.2%) all resulting from the store closures completed in the current year.

Interest Expense, Net

Net interest expense for 2008 totaled $.4 million or less than .1% of sales compared to $.8 million which was also less than .1% of sales in 2007.

Income Taxes

The effective income tax rate was 35.8% in 2008 compared to 31.6% in 2007, primarily as a result of various jobs tax credits available in 2007.

The Company's estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are described in Note 4 to the Consolidated Financial Statements and reflect the Company's assessment of future tax consequences of transactions that have been reflected in the Company's financial statements or tax returns for each taxing authority in which it operates. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities. The reserves are determined based upon the Company's judgment of the probable outcome of the tax contingencies and are adjusted, from time to time, based upon changing facts and circumstances.

State net operating loss carry-forwards are available to reduce state income taxes in future years. These carry-forwards total approximately $118.5 million for state income tax purposes and expire at various times during 2009 through 2028. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry-forwards that can be utilized. We have provided a reserve for the portion believed to be more likely than not to expire unused.

We expect our effective tax rate to increase in fiscal 2009 to 36% — 37% from fiscal 2008 and fiscal 2007 levels due to the expiration of federal credits for jobs in the 2005 hurricane impact zone and the mid year end expiration of state tax incentives offered by Georgia.

Net Income

Net income increased to $16.6 million ($.42 per diluted share) in 2008 from $10.7 million ($.27 per diluted share) in 2007. The increase in net income is attributable to sales increases of 1.0% and gross margin increases of 0.5% driven by a reduction in year-over year costs associated with closing underperforming stores ($0.3 million in 2008 versus $10.0 million in 2007). The gross margin increase was partially offset by increased selling, general and administrative costs of $5.0 million as described within the caption Selling, General and Administrative Expenses above, as well as increased income taxes of 0.5% due to a $10.2 million increase in pretax income and an increased tax rate resulting from less tax credits being available in 2008 when compared to 2007.

Fiscal 2007 Compared to Fiscal 2006

Sales

Net sales increased 0.8% ($13.7 million) in 2007. Approximately $8.4 million of the increase was attributable to a net addition of 15 new stores, and a net addition of 7 pharmacies during 2007, together with the sales of 56 store locations and 14 pharmacies that were opened or upgraded during 2006 and contributed a full year of sales in 2007. During 2007, the Company closed 20 stores and 4 pharmacy locations. Comparable store sales, consisting of sales from stores that have been open for more than one year, increased 0.3% in 2007, which accounted for $ 5.3 million in sales. Comparable store sales for 2007 are computed excluding the effect of the extra week in 2006 due to the 53-week period.

The Company's 2007 front store (non-pharmacy) sales increased approximately 0.3% over 2006 front store sales. Excluding week 53 sales the front store sales increased approximately 2.9% over 2006 front store sales. Front store sales growth benefited from the above mentioned store additions and improvements, and sales increases in certain categories such as food, beverages, paper and chemicals, tobacco, greeting cards, prepaid products, electronics, hardware, and pets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

FRED'S pharmacy sales were 32.2% of total sales in 2007 and 31.9% of total sales in 2006 and continue to rank as the largest sales category within the Company. The total sales in this department, including the Company's mail order operation, increased 1.6% over 2006, with third party prescription sales representing approximately 92% of total pharmacy sales, the same as in the prior year. The Company's pharmacy sales growth continued to benefit from an ongoing program of purchasing prescription files from independent pharmacies and the addition of pharmacy departments in existing store locations.

Sales to FRED'S 24 franchised locations increased approximately $0.8 million in 2007 and represented 2.1% of the Company's total sales, the same as in 2006. The increase in sales to franchised locations results primarily from the sales volume increases experienced by the franchise locations during the year. It is anticipated that this category of business will continue to decline as a percentage of total Company sales since the Company has not added and does not intend to add any additional franchisees.

Gross Margin

Gross margin as a percentage of sales decreased to 27.5% in 2007 compared to 28.0% in 2006. The decrease in gross margin results primarily from the $10.0 million below-cost inventory adjustment associated with the planned closure of 75 under performing stores in 2008. An improvement in the pharmacy department's gross margin due to a greater percentage of generic dispensing offset lower general merchandise margins in 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $445.2 million (25.0% of net sales) in 2007 compared to $424.9 million (24.0% of net sales) in 2006. The increase as a percent of net sales was from the recording of $4.6 million for asset impairments for the planned closure of 75 under performing stores (0.3%), increased payroll cost of $5.1 million (0.2%), increased property rents of $4.4 million (0.2%), higher utilities of $2.4 million (0.1%), and increased legal and professional cost of $2.2 million (0.1%). Depreciation and amortization expense was $28.6 million (1.6% of net sales) in 2007 compared to $29.1 million (1.6 % of net sales) for 2006.

Operating Income

Operating income decreased to $16.5 million in 2007 from $40.9 million in 2006. Operating income as a percentage of sales was 0.9% in 2007 down from 2.3% in 2006. As discussed within the captions, Sales, Gross Margin and Selling, General and Administrative Expenses above, operating income decreased to $16.5 million in 2007 from $40.9 million in 2006, due to a reduction in gross margin, primarily associated with the planned closure of 75 stores and an increase of $20.3 million in selling, general and administrative costs. The reduction in gross profit from the $10.0 million charge for merchandise at stores targeted for closure was partially offset by an improvement in the pharmacy's department's gross profit, also described above.

Interest Expense, Net

Net interest expense for 2007 totaled $.8 million or less than .1% of sales compared to $.7 million which was also less than .1% of sales in 2006.

Income Taxes

The effective income tax rate was 31.6% in 2007 compared to 33.5% in 2006, primarily as a result of various jobs tax credits.

The Company's estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are described in Note 4 to the Consolidated Financial Statements and reflect the Company's assessment of future tax consequences of transactions that have been reflected in the Company's financial statements or tax returns for each taxing authority in which it operates. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities. The reserves are determined based upon the Company's judgment of the probable outcome of the tax contingencies and are adjusted, from time to time, based upon changing facts and circumstances.

State net operating loss carry-forwards are available to reduce state income taxes in future years. These carry-forwards total approximately $122.2 million for state income tax purposes and expire at various times during 2008 through 2027. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry-forwards that can be utilized. We have provided a reserve for the portion believed to be more likely than not to expire unused.

We expect our effective tax rate to increase in fiscal 2008 to 35% — 36% from fiscal 2007 and fiscal 2006 levels due to the expiration of federal credits for jobs in the 2005 hurricane impact zone and the mid year end expiration of state tax incentives offered by Georgia.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Income

As a result of the fluctuations described in the preceding sections, net income decreased to $10.7 million (or $.27 per diluted share) in 2007 from $26.7 million (or $.67 per diluted share) in 2006. While comparable store sales increased by 0.3% in 2007, gross margin was reduced primarily by a provision for merchandise at 75 stores targeted for closing, partially offset by increased pharmacy department product margins. Net income was also reduced by asset impairments related to the planned store closures and increased payroll due to the federally mandated minimum wage increase. Conversely, net income benefited from lower tax expense due to various jobs tax credits and the $24.4 million reduction in pre-tax income.

Liquidity and Capital Resources

The Company's principal capital requirements include funding new stores and pharmacies, remodeling existing stores and pharmacies, maintenance of stores and distribution centers, and the ongoing investment in information systems. FRED'S primary sources of working capital have traditionally been cash flow from operations and borrowings under its credit facility. The Company had working capital of $263.3 million, $270.5 million, and $239.9 million at year-end 2008, 2007, and 2006, respectively. Working capital fluctuates in relation to profitability, seasonal inventory levels, and the level of store openings and closings. Working capital at year-end 2008 decreased by approximately $7.2 million from 2007. The decrease was primarily due to $6.6 million in accrued expenses related to the settlement of two legal cases (see Item 3. Legal Proceedings). The Company plans to open 3 new stores and 2 new pharmacies during the first quarter of 2009.

During 2005, 2006 and 2007, we incurred losses caused by fire and tornado damage, which consisted primarily of losses of inventory and fixed assets. We reached settlements on some of our insurance claims related to inventory and fixed assets in 2006, 2007 and 2008. Insurance proceeds related to fixed assets are included in cash flows from investing activities and proceeds related to inventory losses and business interruption are included in cash flows from operating activities.

Net cash flow provided by operating activities totaled $78.3 million in 2008, $19.3 million in 2007, and $35.3 million in 2006.

In fiscal 2008, inventory, net of the LIFO reserve, decreased by approximately $18.5 million due to the store and pharmacy closing throughout the year, as well as reductions in discretionary product classes where sales decreased in 2008. Accounts receivable decreased by approximately $5.4 million due primarily to a decrease of an income tax receivable that was created in the prior year. Accrued expenses increased by approximately $5.5 million primarily as a result of the $6.6 million legal accrual related to the settlement of the Ziegler and Atchinson cases in the fourth quarter of 2008 (see Item 3. Legal Proceedings). Other non-current liabilities increased by $8.7 million due to an increase in the Company FIN 48 reserves.

In fiscal 2007, inventory, net of the LIFO reserve, increased by approximately $25.3 million due to improving in-stock positions in the basic and consumable product categories as well as slower sales than projected during the 2007 Holiday season. This increase was offset by a $10.0 million non-cash reduction in inventory resulting from the below-cost inventory adjustment related to the planned store closures in the upcoming year. Accounts receivable increased by approximately $8.1 million due an increase in income tax receivable which reflects overpayment of estimated taxes due to lower than anticipated sales.

In fiscal 2006, inventory, net of the LIFO reserve, increased by approximately $2.1 million due to controlling inventory and improving merchandise quality during the fiscal year. Accounts receivable increased by approximately $17.5 million due primarily to the shift in our year ending date to include the higher volume of activity around the 1st of the month, combined with increased vendor rebates not yet collected.

Capital expenditures in 2008 totaled $17.0 million compared to $31.4 million in 2007 and $26.5 million in 2006. The capital expenditures during 2008 consisted primarily of the store and pharmacy expansion program ($13.7 million), technology and other corporate expenditures ($2.2 million) and improvements at our two distribution centers ($1.1 million). The capital expenditures during 2007 consisted primarily of the store and pharmacy expansion program ($15.3 million), acquisition of previously leased land and buildings ($11.7 million), expenditures related to the Store Refresher Program ($7.5 million) and technology and other corporate expenditures ($4.2 million). The Company also assumed debt of $6.1 million and issued $1.2 million in common stock for the acquisition of store real estate. The 2006 capital expenditures included approximately $11.9 million for new stores and pharmacies, $11.7 million for upgrading existing stores and $2.9 million for technology, corporate and other capital expenditures. Cash used for investing activities also includes $5.7 million in 2008, $1.7 million in 2007, and $3.4 million in 2006 for the acquisition of prescription lists and other pharmacy related items and $0.6 million in 2008, $1.1 million in 2007 and $0.3 million in 2006 from insurance proceeds related to fixed assets reimbursements.

In 2009, the Company is planning capital expenditures totaling approximately $18.8 million. Expenditures are planned totaling $13.5 million for new and existing stores and pharmacies. Planned expenditures also include approximately $1.3 million for technology upgrades, and approximately $4.0 million for distribution center equipment and other capital maintenance. Technology upgrades in 2009 will be made in the areas of direct store delivery systems and POS systems and equipment for the stores. In addition the Company plans expenditures of approximately $5.0 million in 2009 for the acquisition of prescription lists and other pharmacy related items.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash and cash equivalents were $35.1 million at the end of 2008 compared to $10.3 million at the end of 2007 and $2.5 million at the end of 2006. Short-term investment objectives are to maximize yields while minimizing company risk and maintaining liquidity. Accordingly, limitations are placed on the amounts and types of investments the Company can select.

On August 27, 2007, the Board of Directors approved a plan that authorized stock repurchases of up to 4.0 million shares of the Company's common stock. Under the plan, the Company may repurchase its common stock in open market or privately negotiated transactions at such times and at such prices as determined to be in the Company's best interest. These purchases may be commenced or suspended without prior notice depending on then-existing business or market conditions and other factors. In fiscal 2008, the Company did not repurchase any shares compared to a repurchase of 426,500 shares for $4.4 million in 2007.

On September 16, 2008, the Company and Regions Bank entered into a Ninth Loan Modification of the Revolving Loan and Credit Agreement which decreased the credit line from $75 million to $60 million. All other terms, conditions and covenants remained in place after the amendment, with only a slight modification to one of the financial covenants required by the Agreement. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity (which was $300.6 million at January 31, 2009) and net income levels. Borrowings and the unused fees under the agreement bear interest at a tiered rate based on the Company's previous four quarter average of the Fixed Charge Coverage Ratio. Currently the Company is at 125 basis points over LIBOR for borrowings and 25 basis points over LIBOR for the unused fee. There were no borrowings outstanding under the Agreement at January 31, 2009 and $30.6 million outstanding at February 2, 2008. The weighted-average interest rate on borrowings under the Agreement was 3.67% and 5.76% at January 31, 2009 and February 2, 2008, respectively.

On October 30, 2007, the Company and Regions Bank entered into an Eighth Modification Agreement of the Revolving Loan and Credit Agreement ("agreement") to provide an increase in the credit line from $50 million to $75 million and to extend the term until July 31, 2009. All other terms, conditions and covenants remained in place after the amendment. Borrowings under the Agreement bear interest at 1.5% below the prime rate or a LIBOR-based rate. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity (which was $292.3 million at February 2, 2008) and net income levels. The Company is required to pay a commitment fee to the bank at a rate per annum equal to 0.15% on the unutilized portion of the revolving line commitment over the term of the Agreement. There were $30.6 million and $2.2 million of borrowings outstanding under the Agreement at February 2, 2008 and February 3, 2007, respectively. The increase in debt was due to an increase in inventory to improve in-stock positions and capital expenditures to acquire the land and building occupied by thirteen FRED'S stores that we had previously leased. The weighted average interest rate on borrowings under Agreement was 5.76% and 5.93% at February 2, 2008 and February 3, 2007, respectively.

On October 10, 2005, the Company and Regions Bank, successor in interest to Union Planters, entered into a Seventh Modification Agreement of the Revolving Loan and Credit Agreement to provide a temporary increase of commitment of $20 million and increasing the available credit line to $70 million. The term of the agreement was from October 10, 2005 until December 15, 2005. On December 15, 2005, the available credit line reverted to $50 million. All terms, conditions and covenants remained in place for the Note and credit facility.

On July 29, 2005 the Company and Regions Bank, successor in interest to Union Planters, entered into a Sixth Modification Agreement of the Revolving Loan and Credit Agreement (the "Agreement") dated April 3, 2000 to increase the commitment from the bank from $40 million to $50 million and to extend the term until July 31, 2009. The Agreement bears interest at 1.5% below the prime rate or a LIBOR-based rate. All terms, conditions and covenants remained in place for the Note and credit facility.

The Company believes that sufficient capital resources are available in both the short-term and long-term through currently available cash, cash generated from future operations and, if necessary, the ability to obtain additional financing.

Off-Balance-Sheet Arrangements

The Company has no off-balance sheet financing arrangements.

Effects of Inflation and Changing Prices

The Company believes that inflation and/or deflation had a minimal impact on its overall operations during fiscal years 2008, 2007 and 2006.

Contractual Obligations and Commercial Commitments

As discussed in Note 5 to the Consolidated Financial Statements, the Company leases certain of its store locations under noncancelable operating leases expiring at various dates through 2029. Many of these leases contain renewal options and require the Company to pay contingent rent based upon percent of sales, taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases and certain transportation equipment under capital leases.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table summarizes the Company's significant contractual obligations as of January 31, 2009, which excludes the effect of imputed interest:

(Dollars in thousands)	2009	2010	2011	2012	2013	Thereafter	Total
Operating leases[1]	$ 54,582	$ 41,719	$ 35,451	$ 28,694	$ 19,549	$ 31,258	$ 211,253
Inventory purchase obligations[2]	94,527						94,527
Equipment leases[3]	2,300	1,808	1,438	457	58	6	6,067
Mortgage loans on land & buildings and other[4]	243	786	202	169	1,111	2,841	5,352
Postretirement benefits[5]	31	33	34	35	38	233	404
Total contractual obligations	$151,683	$ 44,346	$ 37,125	$ 29,355	$ 20,756	$ 34,338	$ 317,603

1 Operating leases are described in Note 5 to the Consolidated Financial Statements.
2 Inventory purchase obligations represent open purchase orders and any outstanding purchase commitments as of January 31, 2009.
3 Equipment leases represent the cooler program and other equipment operating leases.
4 Mortgage loans for purchased land and buildings and other debt.
5 Postretirement benefits are described in Note 9 to the Consolidated Financial Statements.

The Company had commitments approximating $9.7 million at January 31, 2009 and $14.3 million at February 2, 2008 on issued letters of credit, which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating approximately $12.0 million at January 31, 2009 and $17.1 million at February 2, 2008 utilized as collateral for its risk management programs.

The Company financed the construction of its Dublin, Georgia distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens development authority. The Company purchased 100% of the bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. The Company has offset the investment in the bonds ($34.6 million) against the related liability and neither is reflected in the consolidated balance sheet.

Related Party Transactions

During the year ended February 2, 2008, Atlantic Retail Investors, LLC, which is partially owned by Michael J. Hayes, a director and officer of the Company, purchased the land and buildings occupied by thirteen FRED'S stores. The stores were purchased by Atlantic Retail Investors, LLC from an independent landlord/developer. Prior to the purchase by Atlantic Retail Investors, LLC the Company was offered the right to purchase the same stores and declined the offer. The terms and conditions regarding the leases on these locations are consistent in all material respects with other stores leases of the Company. The total rental payments related to these leases was $1.4 million for the year ended January 31, 2009. Total future commitments under related party leases are $10.9 million.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are required to be disclosed by level within that hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, FASB Staff Position No. FAS ("FSP SFAS") 157-2, "Effective Date of FASB Statement No. 157," issued in February 2008, delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company adopted SFAS No. 157 effective February 3, 2008, and its adoption did not have a material effect on its results of operations or financial position. The Company has also evaluated FSP SFAS 157-2 and determined that it will have no impact on its results of operations or financial position. In October 2008, the FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset in a Market That Is Not Active". FSP SFAS 157-3 clarifies the application of SFAS No. 157 when the market for a financial asset is inactive. The guidance in FSP SFAS 157-3 is effective immediately and has no effect on our financial statements. In April 2009, the FASB issued FSP SFAS 157-4, "Determining Whether a Market Is

Management's Discussion and Analysis of Financial Condition and Results of Operations

Not Active and a Transaction Is Not Distressed" which further clarifies the principles established by SFAS No. 157. The guidance is effective for the periods ending after June 15, 2009 with early adoption permitted for the periods ending after March 15, 2009. The Company is assessing the impact, if any, and will not elect to early adopt FSP SFAS 157-4.

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115", ("SFAS No. 159"). SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives a company the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company has determined that this statement will have no impact on its results of operations or financial position.

In June 2007, the Emerging Issues Task Force ("EITF") of the FASB ratified their consensus position 06-11 ("EITF 06-11"), "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF 06-11 provides guidance on how a company should recognize the income tax benefit received on dividends that are paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options charged to retained earnings under FASB Statement 123(R), "Share-Based Payment." The Company was required to apply the guidance provided in EITF 06-11 prospectively to income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after September 15, 2007, which is our fiscal 2008. Early application of EITF 06-11 was permitted for the income tax benefit of dividends on equity-classified employee share-based payment awards that are declared in periods for which financial statements have not yet been issued. The Company evaluated EITF 06-11 and determined that it has no significant impact on its results of operations or financial position.

In December 2007, the FASB issued FASB Statement No. 141(R), "Business Combinations" ("SFAS 141(R)"), which establishes accounting principles and disclosure requirements for all transactions in which a company obtains control over another business. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company has evaluated SFAS No. 141(R) and determined it will have no impact its results of operations or financial position.

In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company has evaluated SFAS No. 160 and determined it will have no impact its results of operations or financial position.

In March 2008, the FASB issued FASB Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities. SFAS No. 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. Earlier adoption is available. The Company has evaluated SFAS No. 161 and determined that it will have no impact on its results of operations or financial position.

In May 2008, the FASB issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"), which became effective in November 2008. This statement identifies the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. The Company has determined that this statement will not materially effect its financial statements.

Consolidated Statements of Income

(In thousands, except per share data)	For the Years Ended January 31, 2009	February 2, 2008	February 3, 2007
Net sales	**$ 1,798,840**	$ 1,780,923	$ 1,767,239
Cost of goods sold	**1,295,822**	1,290,680	1,272,320
Gross profit	**503,018**	490,243	494,919
Depreciation and amortization	**26,425**	28,614	29,102
Selling, general and administrative expenses	**450,275**	445,172	424,868
Operating income	**26,318**	16,457	40,949
Interest income	**(308)**	(567)	(68)
Interest expense	**716**	1,360	804
Income before income taxes	**25,910**	15,664	40,213
Provision for income taxes	**9,268**	4,946	13,467
Net income	**$ 16,642**	$ 10,718	$ 26,746
Net income per share			
Basic	**$ 0.42**	$ 0.27	$ 0.67
Diluted	**$ 0.42**	$ 0.27	$ 0.67
Weighted average shares outstanding			
Basic	**39,628**	39,771	39,770
Effect of dilutive stock options	**223**	111	88
Diluted	**39,851**	39,882	39,858
Comprehensive income:			
Net income	**$ 16,642**	$ 10,718	$ 26,746
Other comprehensive income (expense), net of tax postretirement plan adjustment	**(23)**	(43)	–
Comprehensive income	**$ 16,619**	$ 10,675	$ 26,746

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(In thousands, except for number of shares)	**January 31, 2009**	February 2, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 35,128**	$ 10,266
Receivables, less allowance for doubtful accounts of $885 and $879, respectively	**28,857**	30,972
Inventories	**301,537**	320,268
Other non-trade receivables	**15,782**	20,536
Prepaid expenses and other current assets	**11,912**	11,792
Total current assets	**393,216**	393,834
Property and equipment, at depreciated cost	**138,036**	145,985
Equipment under capital leases, less accumulated amortization of $4,928 and $4,836, respectively	**39**	132
Other noncurrent assets, net	**13,484**	10,621
Total assets	**$ 544,775**	$ 550,572
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 69,955**	$ 70,416
Current portion of indebtedness	**243**	159
Current portion of capital lease obligations	**–**	126
Accrued expenses and other	**46,659**	39,469
Deferred income taxes	**13,061**	13,151
Other current liabilities	**7,749**	–
Total current liabilities	**137,667**	123,321
Long-term portion of indebtedness	**4,866**	35,653
Deferred income taxes	**1,328**	6,698
Other noncurrent liabilities	**13,833**	12,841
Total liabilities	**157,694**	178,513
Commitments and Contingencies		
Shareholders' equity:		
Preferred stock, nonvoting, no par value, 10,000,000 shares authorized, none outstanding	**–**	–
Preferred stock, Series A junior participating nonvoting, no par value, 224,594 shares authorized, none outstanding	**–**	–
Common stock, Class A voting, no par value, 60,000,000 shares authorized, 40,028,484 and 39,880,836 shares issued and outstanding, respectively	**136,877**	135,335
Common stock, Class B nonvoting, no par value, 11,500,000 shares authorized, none outstanding	**–**	–
Retained earnings	**249,141**	235,684
Accumulated other comprehensive income	**1,063**	1,040
Total shareholders' equity	**387,081**	372,059
Total liabilities and shareholders' equity	**$ 544,775**	$ 550,572

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

	Common Stock			Retained	Accumulated Other Unearned	
Comprehensive						
(In thousands, except share and per share amounts)	Shares	Amount	Earnings	Compensation	Income	Total
Balance, January 28, 2006	39,860,188	$ 134,218	$ 207,643	$ (2,266)	$ –	$ 339,595
Cumulative effect of the adoption of SAB 108 (Note 1) (net of tax $597)			1,185			1,185
Cash dividends paid ($.08 per share)			(3,192)			(3,192)
"Restricted stock grants, cancellations and withholdings, net"	63,509	(38)				(38)
Issuance of shares under employee stock purchase plan	83,104	951				951
Adjustment to initially apply FAS 123 (R)		(2,266)		2,266		–
Stock-based compensation		2,199				2,199
Exercises of stock options	62,152	684				684
Income tax benefit on exercise of stock options		55				55
Adjustment to initially apply SFAS No. 158 (net of tax)					1,083	1,083
Net income			26,746			26,746
Balance, February 3, 2007	40,068,953	135,803	232,382	–	1,083	369,268
Adjustment to initially apply FIN 48 as of February 4, 2007			(4,212)			(4,212)
Cash dividends paid ($.08 per share)			(3,204)			(3,204)
Restricted stock grants, cancellations and withholdings, net	64,036	(43)				(43)
Issuance of shares under employee stock purchase plan	71,294	667				667
Repurchase of shares	(426,500)	(4,371)				(4,371)
Stock-based compensation		2,116				2,116
Issuance of shares for real estate purchase	103,053	1,173				1,173
Income tax benefit on exercise of stock options		(10)				(10)
Adjustment for SFAS No. 158 (net of tax)					(43)	(43)
Net income			10,718			10,718
Balance, February 2, 2008	39,880,836	135,335	235,684	–	1,040	372,059
Cash dividends paid ($.08 per share)			**(3,196)**			**(3,196)**
Restricted stock grants, cancellations and withholdings, net	**73,364**	**(35)**				**(35)**
Issuance of shares under employee stock purchase plan	**73,084**	**584**				**584**
Stock-based compensation		**990**				**990**
Exercises of stock options	**1,200**	**17**				**17**
Income tax benefit on exercise of stock options		**(14)**				**(14)**
Adjustment for SFAS No. 158 (net of tax)			**11**		**23**	**34**
Net income			**16,642**			**16,642**
Balance, January 31, 2009	**40,028,484**	**$ 136,877**	**$ 249,141**	**$ –**	**$ 1,063**	**$ 387,081**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)	For the Years Ended January 31, 2009	February 2, 2008	February 3, 2007
Cash flows from operating activities:			
Net income	**$ 16,642**	$ 10,718	$ 26,746
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	**26,425**	28,614	29,102
Net (gain) loss on asset disposition	**(831)**	(335)	594
Provision for store closures and asset impairment	**419**	14,559	1,792
Stock-based compensation	**990**	2,116	2,199
Provision for uncollectible receivables	**486**	255	69
LIFO reserve increase	**3,700**	1,657	1,571
Deferred income tax expense (benefit)	**(4,080)**	(6,604)	(547)
Income tax benefit upon exercise of stock options	**14**	10	(55)
Provision for post retirement medical	**34**	(43)	–
(Increase) decrease in operating assets:			
Trade receivables	**4,925**	(8,162)	(17,529)
Insurance receivables	**902**	1,537	2,713
Inventories	**14,751**	(26,981)	(3,681)
Other assets	**(169)**	432	(1,434)
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses	**5,537**	3,377	(3,433)
Income taxes payable	**1,178**	(3,508)	(2,550)
Other noncurrent liabilities	**7,362**	1,699	(234)
Net cash provided by (used in) operating activities	**78,285**	19,341	35,323
Cash flows from investing activities:			
Capital expenditures	**(16,727)**	(31,289)	(26,534)
Proceeds from asset dispositions	**2,182**	463	138
Insurance recoveries for replacement assets	**556**	1,094	282
Asset acquisition, net (primarily intangibles)	**(5,686)**	(1,663)	(3,439)
Net cash used in investing activities	**(19,675)**	(31,395)	(29,553)
Cash flows from financing activities:			
Payments of indebtedness and capital lease obligations	**(469)**	(1,656)	(1,367)
Proceeds from revolving line of credit	**205,996**	344,755	208,450
Payments on revolving line of credit	**(236,631)**	(316,293)	(211,983)
Excess tax benefits (charges) from stock-based compensation	**(14)**	(10)	55
Proceeds from exercise of stock options and employee stock purchase plan	**566**	624	1,597
Repurchase of treasury shares	**–**	(4,371)	–
Cash dividends paid	**(3,196)**	(3,204)	(3,192)
Net cash provided by (used in) financing activities	**(33,748)**	19,845	(6,440)
Increase (decrease) in cash and cash equivalents	**24,862**	7,791	(670)
Cash and cash equivalents:			
Beginning of year	**10,266**	2,475	3,145
End of year	**$ 35,128**	$ 10,266	$ 2,475
Supplemental disclosures of cash flow information:			
Interest paid	**$ 408**	$ 1,269	$ 818
Income taxes paid	**$ 408**	$ 18,200	$ 16,781
Non-cash investing and financial activities:			
Assets acquired through term loan	**$ 274**	$ 6,065	$ 100
Common stock issued for purchase of capital assets	**$ –**	$ 1,173	$ –

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

Note 1 - Description Of Business And Summary Of Significant Accounting Policies

Description of business. The primary business of FRED'S, Inc. and subsidiaries (the "Company") is the sale of general merchandise through its retail discount stores and full service pharmacies. In addition, the Company sells general merchandise to its 24 franchisees. As of January 31, 2009, the Company had 639 retail stores and 284 pharmacies located in 15 states mainly in the Southeastern United States.

Consolidated Financial Statements. The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated. Amounts are in thousands unless otherwise noted.

Fiscal year. The Company utilizes a 52 — 53 week accounting period which ends on the Saturday closest to January 31. Fiscal years 2008, 2007, and 2006, as used herein, refer to the years ended January 31, 2009, February 2, 2008 and February 3, 2007, respectively. The fiscal year 2006 had 53 weeks and the fiscal years 2008 and 2007 each had 52 weeks.

Use of estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and such differences could be material to the financial statements.

Cash and cash equivalents. Cash on hand and in banks, together with other highly liquid investments which are subject to market fluctuations and having original maturities of three months or less, are classified as cash and cash equivalents. Included in accounts payable are outstanding checks in excess of funds on deposit, which totaled $10,432 at January 31, 2009 and $4,052 at February 2, 2008.

Allowance for doubtful accounts. The Company is reimbursed for drugs sold by its pharmacies by many different payors including insurance companies, Medicare and various state Medicaid programs. The Company estimates the allowance for doubtful accounts on a payor-specific basis, given its interpretation of the contract terms or applicable regulations. However, the reimbursement rates are often subject to interpretations that could result in payments that differ from the Company's estimates. Additionally, updated regulations and contract negotiations occur frequently, necessitating the Company's continual review and assessment of the estimation process. Senior management reviews accounts receivable on a quarterly basis to determine if any receivables are potentially uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in our overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance account.

Inventories. Merchandise inventories are valued at the lower of cost or market using the retail first-in, first-out (FIFO) method for goods in our stores and the cost first-in, first-out (FIFO) method for goods in our distribution centers. The retail inventory method is a reverse mark-up, averaging method which has been widely used in the retail industry for many years. This method calculates a cost-to-retail ratio that is applied to the retail value of inventory to determine the cost value of inventory and the resulting cost of goods sold and gross margin. The assumption that the retail inventory method provides for valuation at lower of cost or market and the inherent uncertainties therein are discussed in the following paragraphs. In order to assure valuation at the lower of cost or market, the retail value of our inventory is adjusted on a consistent basis to reflect current market conditions. These adjustments include increases to the retail value of inventory for initial markups to set the selling price of goods or additional markups to adjust pricing for inflation and decreases to the retail value of inventory for markdowns associated with promotional, seasonal or other declines in the market value. Because these adjustments are made on a consistent basis and are based on current prevailing market conditions, they approximate the carrying value of the inventory at net realizable value (market value). Therefore, after applying the cost to retail ratio, the cost value of our inventory is stated at the lower of cost or market as is prescribed by U.S. GAAP.

Because the approximation of net realizable value (market value) under the retail inventory method is based on estimates such as markups, markdowns and inventory losses (shrink), there exists an inherent uncertainty in the final determination of inventory cost and gross margin. In order to mitigate that uncertainty, the Company has a formal review by product class which considers such variables as current market trends, seasonality, weather patterns and age of merchandise to ensure that markdowns are taken currently, or a markdown reserve is established to cover future anticipated markdowns. This review also considers current pricing trends and inflation to ensure that markups are taken if necessary. The estimation of inventory losses (shrink) is a significant element in approximating the carrying value of inventory at net realizable value, and as such the following paragraph describes our estimation method as well as the steps we take to mitigate the risk that this estimate in the determination of the cost value of inventory.

The Company calculates inventory losses (shrink) based on actual inventory losses occurring as a result of physical inventory counts during each fiscal period and estimated inventory losses occurring between yearly physical inventory counts. The estimate for shrink occurring in the interim period between physical counts is calculated on a store- specific basis and is based on history, as well as performance on the most recent physical count. It is calculated by multiplying each store's shrink rate, which is based on the previously mentioned factors, by the interim period's sales for each store. Additionally, the overall estimate for shrink is adjusted at the corporate level to a three-year historical average to ensure that the overall shrink estimate is the most accurate approximation of shrink based on

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

the Company's overall history of shrink. The three-year historical estimate is calculated by dividing the "book to physical" inventory adjustments for the trailing 36 months by the related sales for the same period. In order to reduce the uncertainty inherent in the shrink calculation, the Company first performs the calculation at the lowest practical level (by store) using the most current performance indicators. This ensures a more reliable number, as opposed to using a higher level aggregation or percentage method. The second portion of the calculation ensures that the extreme negative or positive performance of any particular store or group of stores does not skew the overall estimation of shrink. This portion of the calculation removes additional uncertainty by eliminating short-term peaks and valleys that could otherwise cause the underlying carrying cost of inventory to fluctuate unnecessarily. The Company has not experienced any significant change in shrink as a percentage of sales from year to year during the subject reporting periods.

Management believes that the Company's Retail Inventory Method provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market. For pharmacy inventories, which were approximately $30.8 million and $31.1 million at January 31, 2009 and February 2, 2008, respectively, cost was determined using the retail LIFO (last-in, first-out) method in which inventory cost is maintained using the Retail Inventory Method, then adjusted by application of the Producer Price Index published by the U.S. Department of Labor for the cumulative annual periods. The current cost of inventories exceeded the LIFO cost by approximately $19.1 million at January 31, 2009 and $15.4 million at February 2, 2008. The LIFO reserve increased by approximately $3.7 million during 2008 and $1.6 million during both 2007 and 2006.

The Company has historically included an estimate of inbound freight and certain general and administrative expenses in merchandise inventory as prescribed by GAAP. These costs include activities surrounding the procurement and storage of merchandise inventory such as buying, warehousing, and accounting, as well as inbound freight. During the second quarter which ended August 4, 2007, we revised our estimate to include certain costs internally captured within our Merchandise Planning, Information Technology and Human Resources departments as they relate to the inventory functions and support of procurement and storage. This revision follows growth in the role of these departments in support of the procurement and warehousing functions, including additional personnel hired over the past few quarters. Further, our Merchandise Planning department has evolved from being previously included within the buying function to a stand alone function with responsibility for inbound logistics and commodity procurement. The total amount of expenses and inbound freight included in merchandise inventory at January 31, 2009 is $19.0 million, with the corresponding amount of $21.9 million at February 2, 2008.

The Company recorded a year end below-cost inventory adjustment of approximately $10.0 million in cost of goods sold in the consolidated statements of income for the year ended February 2, 2008 to value inventory at the lower of cost or market in the stores impacted by the Company's plan to close approximately 75 stores in fiscal 2008. During the year ended January 31, 2009, we recorded an additional below-cost inventory adjustment of $0.3 million to reduce the value of inventory to lower of cost or market associated with stores that closed in the third quarter and utilized the entire $10.3 million (see Note 11 Exit and Disposal Activity)

Property and equipment. Property and equipment are carried at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are depreciated using the straight-line method over the shorter of the initial term of the lease or the useful life of the improvement. Leasehold improvements added late in the lease term are depreciated over the shorter of the remaining term of the lease (including the upcoming renewal option, if the renewal is reasonably assured) or the useful life of the improvement, whichever is lesser. Gains or losses on the sale of assets are recorded at disposal. The following average estimated useful lives are generally applied:

	Estimated Useful Lives
Building and building improvements	8 - 30 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	3 - 10 years or term of lease, if shorter
Automobiles and vehicles	3 - 5 years
Airplane	9 years

Assets under capital lease are depreciated in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense in the Consolidated Financial Statements.

Leases. Certain operating leases include rent increases during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the term of the lease (which includes the pre-opening period of construction, renovation, fixturing and merchandise placement) and records the difference between the amounts charged to operations and amounts paid as a rent liability. Rent is recognized on a straight-line basis over the lease term, which includes any rent holiday period.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The Company recognizes contingent rental expense when the achievement of specified sales targets are considered probable in accordance with EITF Issue 98-9, "Accounting for Contingent Rent." The amount expensed but not paid was $1.1 million at January 31, 2009 and February 2, 2008, and is included in "Accrued expenses and other" in the consolidated balance sheet (See Note 2).

The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. The reimbursement is primarily for the purpose of performing work required to divide a much larger location into smaller segments, one of which the Company will use for its store. This work could include the addition or demolition of walls, separation of plumbing, utilities, electrical work, entrances (front and back) and other work as required. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are initially recorded as a deferred credit and then amortized as a reduction of rent expense over the initial lease term.

Based upon an overall analysis of store performance and expected trends, we periodically evaluate the need to close underperforming stores. When we determine that an underperforming store should be closed and a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the date the store is closed in accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." Liabilities are computed based at the point of closure for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by SFAS 146. The assumptions in calculating the liability include the timeframe expected to terminate the lease agreement, estimates related to the sublease of potential closed locations, and estimation of other related exit costs. If the actual timing and the potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. We periodically review the liability for closed stores and make adjustments when necessary.

Impairment of long-lived assets. The Company's policy is to review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with Statement of Financial Accounting Standards ("SFAS") 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review for impairment all stores open or remodeled for more than two years. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. Our estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to management's judgment and are difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is based on estimated market values for similar assets or other reasonable estimates of fair market value based upon management's judgment.

In the fourth quarter of 2007, the Company recorded approximately $4.6 million in selling, general and administrative expense in the consolidated statements of income to reflect impairment charges for furniture and fixtures and leasehold improvements relating to planned fiscal 2008 store closures. During 2008, the Company recorded an additional charge of $0.1 million associated with stores closures that occurred in the third quarter.

Vendor rebates and allowances. The Company receives rebates for a variety of merchandising activities, such as volume commitment rebates, relief for temporary and permanent price reductions, cooperative advertising programs, and for the introduction of new products in our stores. The Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16") is effective for arrangements with vendors initiated on or after January 1, 2003. EITF 02-16 addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor's products or for the promotion of sales of the vendor's products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs. The provisions of this consensus have been applied prospectively.

Prior to the close of the year ended February 3, 2007, the Company discovered additional rebates due from its primary pharmacy vendor (AmerisourceBergen) that were associated with purchases made from 2002 to 2006 and aggregated to approximately $2.8 million. In accordance with the transition guidance in the Securities and Exchange Commissions Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements in Current Year Financial Statements (SAB No. 108)'" the Company recorded, net of tax, the prior year effects ($1.2 million) of the misstatement as a cumulative adjustment to the retained earnings in the Stockholders Equity Section. This treatment is directed in the guidance for amounts that are deemed immaterial to the respective prior years' statements, as these amounts were to the years mentioned previously. The $1.0 million (pretax) related to fiscal 2006 was recognized in that year's income for the quarterly period ended February 3, 2007.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is permitted. The Company adopted SAB 108 for the fiscal year ended February 3, 2007. See Note 1 to the Consolidated Financial Statements for further discussion.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The following table summarizes the effects of applying the guidance in SAB 108 (in thousands):

	Period in which the Misstatement Originated [1]			
	Cumulative Prior to January 31, 2004	January 29, 2005	January 28, 2006	Adjustment recorded as of February 3, 2007
Other non-trade receivables [2]	$ 674	$ 485	$ 623	$ 1,782
Income taxes payable [3]	(226)	(162)	(209)	(597)
Impact on net income [4]	$ 448	$ 323	$ 414	
Retained earnings [5]				$ 1,185

[1] The Company quantified these errors under both the roll-over and iron- curtain methods and concluded that they were immaterial to the respective periods.

[2] As a result of the misstatement described above, the Company's cost of goods sold was overstated by approximately $0.7 million in years 2002 to 2003, $0.5 million in 2004, and $0.6 million in 2005. The Company recorded an increase in other non trade receivables of $1.8 million as of February 3, 2007 with a corresponding increase in retained earnings to correct these misstatements.

[3] As a result of the misstatement described above, the Company's income tax expense was understated by $0.2 million in years 2002 to 2003, $0.2 million in 2004, and $0.2 million in 2005. The Company recorded an increase in income taxes payable of $0.6 million as of February 3, 2007 with a corresponding decrease in retained earnings to correct these misstatements.

[4] Represents the net understatement of net income for the indicated periods resulting from these misstatements.

[5] Represents the net increase to retained earnings as of February 3, 2007 to record as a prior period adjustment.

Selling, general and administrative expenses. The Company includes buying, warehousing, distribution, depreciation and amortization and occupancy costs in selling, general and administrative expenses.

Advertising. In accordance with The American Institute of Certified Public Accountants Statement of Position No. 93-7, Reporting on Advertising Costs (AICPA SOP 93-7), the Company charges advertising, including production costs, to selling, general and administrative expense on the first day of the advertising period. Gross advertising expenses for 2008, 2007, and 2006, were $24.1 million, $27.6 million, and $27.4 million, respectively. Gross advertising expenses were reduced by vendor cooperative advertising allowances of $2.3 million, $1.5 million, and $1.1 million for 2008, 2007, and 2006, respectively. It would be the Company's intention to incur a similar amount of advertising expense as in prior years and in support of our stores even if we did not receive support from our vendors in the form of cooperative adverting allowances.

Preopening costs. The Company charges to expense the preopening costs of new stores as incurred. These costs are primarily labor to stock the store, rent, preopening advertising, store supplies and other expendable items.

Revenue recognition. The Company markets goods and services through Company owned stores and 24 franchised stores as of January 31, 2009. Net sales includes sales of merchandise from Company owned stores, net of returns and exclusive of sales taxes. Sales to franchised stores are recorded when the merchandise is shipped from the Company's warehouse. Revenues resulting from layaway sales are recorded upon delivery of the merchandise to the customer.

The Company also sells gift cards for which the revenue is recognized at time of redemption. The Company records a gift card liability on the date the gift card is issued to the customer. Revenue is recognized and the gift card liability is reduced as the customer redeems the gift card. The Company will recognize aged liabilities as revenue when the likelihood of the gift card being redeemed is remote (gift card breakage). The Company has not recognized any revenue from gift card breakage since the inception of the program in May 2004 and does not expect to record any gift card breakage revenue until there is more certainty regarding our ability to retain such amounts in light of current consumer protection and state escheatment laws.

In addition, the Company charges the franchised stores a fee based on a percentage of their purchases from the Company. These fees represent a reimbursement for use of the FRED'S name and other administrative costs incurred on behalf of the franchised stores and are therefore netted against selling, general and administrative expenses. Total franchise income for 2008, 2007, and 2006 was $2,145, $2,008, and $2,019, respectively.

Other intangible assets. Other identifiable intangible assets, which are included in other noncurrent assets, primarily represent customer lists associated with acquired pharmacies and are being amortized on a straight-line basis over five years. Intangibles, net of accumulated amortization, totaled $8,955 at January 31, 2009, and $6,139 at February 2, 2008. Accumulated amortization at

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

January 31, 2009 and February 2, 2008 totaled $15,642 and $13,089 respectively. Amortization expense for 2008, 2007, and 2006, was $2,553, $2,414, and $2,663, respectively. Estimated amortization expense for each of the next 5 years is as follows: 2009 - $2,903, 2010 - $2,327, 2011 - $1,665, 2012 - $1,302, and 2013- $758.

Financial instruments. January 31, 2009, the Company did not have any outstanding derivative instruments. The recorded value of the Company's financial instruments, which include cash and cash equivalents, receivables, accounts payable and indebtedness, approximates fair value. The following methods and assumptions were used to estimate fair value of each class of financial instrument: (1) the carrying amounts of current assets and liabilities approximate fair value because of the short maturity of those instruments and (2) the fair value of the Company's indebtedness is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities. Most of our indebtedness is under variable interest rates.

Insurance reserves. The Company is largely self-insured for workers compensation, general liability and employee medical insurance. The Company's liability for self-insurance is determined based on claims known at the time of determination of the reserve and estimates for future payments against incurred losses and claims that have been incurred but not reported. Estimates for future claims costs include uncertainty because of the variability of the factors involved, such as the type of injury or claim, required services by the providers, healing time, age of claimant, case management costs, location of the claimant, and governmental regulations. These uncertainties or a deviation in future claims trends from recent historical patterns could result in the Company recording additional expenses or expense reductions that might be material to the Company's results of operations. The Company carries additional coverage for excessive or catastrophic claims with stop loss limits of $250,000 for property and general liability and $200,000 for employee medical. The Company's insurance reserve was $8.6 million and $8.2 million on January 31, 2009 and February 2, 2008, respectively. Changes in the reserve during fiscal 2008 were attributable to additional reserve requirements of $40.3 million netted with reserve utilization of $39.9 million.

Stock-based compensation. Effective January 29, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment", using the modified prospective transition method. Under this method, compensation expense recognized post adoption includes: (1) compensation expense for all share-based payments granted prior to, but not yet vested as of, January 29, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (2) compensation cost for all share-based payments granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

In November 2005, FASB issued Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" (FSP FAS 123R-3"). Effective January 29, 2006, the Company elected to adopt the alternative transition method provided in FSP FAS 123R-3 for calculating the income tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in-capital pool ("APIC Pool") related to the income tax effects of stock based compensation, and for determining the subsequent impact on the APIC pool and consolidated statements of cash flows of the income tax effects of stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

SFAS 123(R) also requires the benefits of income tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required prior to SFAS 123(R). The impact of adopting SFAS 123(R) on future results will depend on, among other things, levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

Stock-based compensation expense, post adoption of SFAS 123(R), is based on awards ultimately expected to vest, and therefore has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on the Company's historical forfeiture experience and will be revised in subsequent periods if actual forfeitures differ from those estimates.

Income taxes. The Company reports income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the asset and liability method is used for computing future income tax consequences of events, which have been recognized in the Company's Consolidated Financial Statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities (see Note 4 – Income Taxes).

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement 109. Effective February 4, 2007, we adopted FIN 48, which clarifies the accounting for uncertainties in income taxes recognized in the Company's financial statements in accordance with SFAS No. 109 by defining the criterion that an individual tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on the technical merits as of the reporting date (see Note 4 – Income Taxes).

Business segments. The Company operates in a single reportable operating segment.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

Comprehensive income. Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to gains and losses that under generally accepted accounting principles are recorded as an element of stockholders' equity but are excluded from net income. The Company's accumulated other income includes the effect of adopting SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)("SFAS No. 158") See Note 9, Commitments and Contingencies, in the Notes to Consolidated Financial Statements for further discussion.

Reclassifications. Certain prior year amounts have been reclassified to conform to the 2008 presentation.

Recent accounting pronouncements. In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are required to be disclosed by level within that hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, FASB Staff Position No. FAS ("FSP SFAS") 157-2, "Effective Date of FASB Statement No. 157," issued in February 2008, delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company adopted SFAS No. 157 effective February 3, 2008, and its adoption did not have a material effect on its results of operations or financial position. The Company has also evaluated FSP SFAS 157-2 and determined that it will have no impact on its results of operations or financial position. In October 2008, the FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset in a Market That Is Not Active". FSP SFAS 157-3 clarifies the application of SFAS No. 157 when the market for a financial asset is inactive. The guidance in FSP SFAS 157-3 is effective immediately and has no effect on our financial statements. In April 2009, the FASB issued FSP SFAS 157-4, "Determining Whether a Market Is Not Active and a Transaction Is Not Distressed" which further clarifies the principles established by SFAS No. 157. The guidance is effective for the periods ending after June 15, 2009 with early adoption permitted for the periods ending after March 15, 2009. The Company is assessing the impact, if any, and will not elect to early adopt FSP SFAS 157-4.

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115", ("SFAS No. 159"). SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives a company the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company has determined that this statement will have no impact on its results of operations or financial position.

In June 2007, the Emerging Issues Task Force ("EITF") of the FASB ratified their consensus position 06-11 ("EITF 06-11"), "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF 06-11 provides guidance on how a company should recognize the income tax benefit received on dividends that are paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options charged to retained earnings under FASB Statement 123(R), "Share-Based Payment." The Company was required to apply the guidance provided in EITF 06-11 prospectively to income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after September 15, 2007, which is our fiscal 2008. Early application of EITF 06-11 was permitted for the income tax benefit of dividends on equity-classified employee share-based payment awards that are declared in periods for which financial statements have not yet been issued. The Company evaluated EITF 06-11 and determined that it has no significant impact on its results of operations or financial position.

In December 2007, the FASB issued FASB Statement No. 141(R), "Business Combinations" ("SFAS 141(R)"), which establishes accounting principles and disclosure requirements for all transactions in which a company obtains control over another business. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company has evaluated SFAS No. 141(R) and determined it will have no impact its results of operations or financial position.

In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company has evaluated SFAS No. 160 and determined it will have no impact its results of operations or financial position.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

In March 2008, the FASB issued FASB Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities. SFAS No. 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. Earlier adoption is available. The Company has evaluated SFAS No. 161 and determined that it will have no impact on its results of operations or financial position.

In May 2008, the FASB issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"), which became effective in November 2008. This statement identifies the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. The Company has determined that this statement will not materially effect its financial statements.

Note 2 – Detail of Certain Balance Sheet Accounts

(In thousands)	**2008**	2007
Property and equipment, at cost:		
Buildings and building improvements	**$ 91,826**	$ 88,459
Leasehold improvements	**49,775**	50,859
Automobiles and vehicles	**5,223**	5,500
Airplane	**4,697**	4,697
Furniture, fixtures and equipment	**230,272**	224,734
	381,793	374,249
Less: Accumulated depreciation and amortization	**(251,002)**	(235,281)
	130,791	138,968
Construction in progress	**912**	1,034
Land	**6,333**	5,983
Total Property and equipment, at depreciated cost	**$ 138,036**	$ 145,985

Depreciation expense totaled $23,872, $26,200, and $26,488, for 2008, 2007, and 2006, respectively.

During the second and third quarter of fiscal 2007, the Company acquired the land and buildings, occupied by thirteen FRED'S stores which we had previously leased. In consideration for the thirteen properties, the Company paid cash of $4.417 million, issued 103,053 shares of our common stock valued at $1.173 million and assumed current debt of $.971 million and long term debt of $5.094 million.

(In thousands)	**2008**	2007
Other non-trade receivables:		
Vendor receivables	**$ 12,381**	$ 13,276
Franchise stores receivable	**1,026**	618
Income tax receivable	**220**	4,018
Insurance claims receivable	**112**	1,058
Landlord receivables	**109**	59
Other	**1,934**	1,507
Total non trade receivable	**$ 15,782**	$ 20,536

(In thousands)	**2008**	2007
Prepaid expenses and other current assets:		
Supplies	**$ 5,002**	$ 3,866
Prepaid rent	**4,045**	4,424
Prepaid insurance	**1,351**	1,630
Prepaid advertising	**434**	701
Other	**1,080**	1,171
Total prepaid expenses and other current assets	**$ 11,912**	$ 11,792

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

(In thousands)		**2008**		2007
Accrued expenses and other:				
Insurance reserves	$	**8,633**	$	8,186
Payroll and benefits		**9,240**		10,573
Legal Settlement and related fees		**6,600**		–
Sales and use tax		**5,090**		6,333
Lease liability		**4,341**		557
Deferred / contingent rent		**3,150**		4,683
Other		**9,605**		9,137
Total prepaid expenses and other current assets	$	**46,659**	$	39,469

(In thousands)		**2008**		2007
Other current liabilities:				
Unrecognized tax benefit related to IRS exam (see Note 4 - Income Taxes)	$	7,749	$	–

Note 3 - Indebtedness

On September 16, 2008, the Company and Regions Bank entered into a Ninth Loan Modification of the Revolving Loan and Credit Agreement which decreased the credit line from $75 million to $60 million. All other terms, conditions and covenants remained in place after the amendment, with only a slight modification to one of the financial covenants required by the Agreement. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity (which was $300.6 million at January 31, 2009) and net income levels. Borrowings and the unused fees under the agreement bear interest at a tiered rate based on the Company's previous four quarter average of the Fixed Charge Coverage Ratio. Currently the Company is at 125 basis points over LIBOR for borrowings and 25 basis points over LIBOR for the unused fee. There were no borrowings outstanding under the Agreement at January 31, 2009 and $30.6 million outstanding at February 2, 2008. The weighted-average interest rate on borrowings under the Agreement was 3.67% and 5.76% at January 31, 2009 and February 2, 2008, respectively.

During the second and third quarter of fiscal 2007, the Company acquired the land and buildings, occupied by 7 FRED'S stores which we had previously leased. In consideration for the 7 properties, the Company assumed debt that has fixed interest rates from 6.31% to 7.40%. The debt is collateralized by the land and building. The below table shows the long term debt related to these properties due for the next five years as of January 31, 2009:

(Dollars in thousands)	2009	2010	2011	2012	2013	Thereafter	Total
Mortgage loans on land & buildings	$ 175	$ 665	$ 157	$ 169	$ 1,111	$ 2,749	$ 5,026

The Company financed the construction of its Dublin, Georgia distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens Development Authority. The Company purchased 100% of the issued bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. Because a legal right of offset exists, the Company has offset the investment in the bonds ($34.6 million) against the related liability and neither is reflected on the consolidated balance sheet.

Note 4 - Income Taxes

The provision for income taxes consists of the following:

(Dollars in thousands)		**2008**		2007		2006
Current						
Federal	$	**12,677**	$	10,886	$	15,048
State		**671**		664		(1,034)
		13,348		11,550		14,014
Deferred						
Federal		**(3,478)**		(5,354)		(1,135)
State		**(602)**		(1,250)		588
		(4,080)		(6,604)		(547)
	$	**9,268**	$	4,946	$	13,467

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The income tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	2008	2007
Deferred income tax assets:		
Accrual for incentive compensation	**$ 614**	$ 474
Allowance for doubtful accounts	**479**	455
Insurance accruals	**2,411**	2,279
Other accruals	**133**	312
Net operating loss carryforwards	**5,033**	5,119
Postretirement benefits other than pensions	**238**	287
Reserve for below cost inventory adjustment	**110**	–
Legal reserve	**2,581**	–
Deferred revenue	**730**	3,964
Federal benefit on state reserves	**4,064**	2,656
Amortization of intangibles	**4,969**	4,406
Total deferred income tax assets	**21,362**	19,952
Less: Valuation allowance	**1,609**	1,695
Deferred income tax assets, net of valuation allowance	**19,753**	18,257
Deferred income tax liabilities:		
Property, plant and equipment	**(14,446)**	(17,710)
Inventory valuation	**(18,888)**	(19,928)
Prepaid expenses	**(808)**	(468)
Total deferred income tax liability	**(34,142)**	(38,106)
Net deferred income tax liability	**$ (14,389)**	$ (19,849)

The net operating loss carryforwards are available to reduce state income taxes in future years. These carryforwards total approximately $118.5 million for state income tax purposes and expire at various times during the period 2009 through 2028.

During 2008, the valuation allowance decreased $86, and during 2007, the valuation allowance decreased $14. Based upon expected future income, management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred income tax asset after giving consideration to the valuation allowance.

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

	2008	2007	2006
Income tax provision at statutory rate	**35.0%**	35.0%	35.0%
Tax credits, principally jobs	**(3.8)**	(9.9)	(3.5)
State income taxes, net of federal benefit	**1.3**	(0.7)	(1.1)
Permanent differences	**0.2**	2.2	0.9
Uncertain tax provisions	**3.4**	5.1	–
Change in valuation allowance	**(0.3)**	(0.1)	2.2
Effective income tax rate	**35.8%**	31.6%	33.5%

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No.109. We adopted FIN 48 as of February 4, 2007, the first day of fiscal 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 and prescribes a minimum recognition threshold of more-likely-than-not to be sustained upon examination that a tax position must meet before being recognized in the financial statements. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

As a result of the adoption of FIN 48, we recognized a cumulative effect adjustment of a $4.2 million decrease to beginning retained earnings and a reclassification of certain amounts between deferred income tax liabilities ($2.3 million decrease) and other non-current liabilities ($6.5 million increase, including $1.0 million of interest and penalties) to conform to the balance sheet presentation requirements of FIN 48. The Company increased the gross reserve for uncertain tax positions from $6.5 million to $7.3 million, a change of $0.8 million to disclose the gross liability rather than reflect the liability net of federal income tax benefit

A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

(In millions)	
Balance at February 2, 2008	$ 8.4
Additions for tax position during the current year	**1.1**
Additions for tax positions of prior years	**7.7**
Reductions for tax positions of prior years from lapse of statue	**(0.7)**
Balance at January 31, 2009	**$ 16.5**

As of February 2, 2008, our liability for unrecognized tax benefits totaled $8.4 million, of which $0.6 million and $0.1 million were recognized as income tax benefit during the quarterly periods ending November 1, 2008 and January 31, 2009, respectively, as a result of a lapse in applicable statute of limitations. We had additions of $8.8 million during fiscal 2008, $1.1 million of which resulted from state tax positions during the current year and $7.7 million resulted from the Internal Revenue Service beginning an exam of the Company during 2008 covering fiscal years 2004 through 2007. The examination is ongoing and the included amount is for potential tax and interest and is based on proposed adjustments to date, which are primarily timing differences. As of January 31, 2009, our liability for unrecognized tax benefits totaled $16.5 million is recorded in our consolidated balance sheet as other current and non-current liabilities, $9.8 million of which, if recognized, would affect our effective tax rate. During the next 12 months, the Company anticipates the current Internal Revenue Service examination covering the years 2004 – 2007 will be settled, resulting in an estimated decrease in our liability for unrecognized tax benefits of approximately $7.7 million.

FIN 48 further requires that interest and penalties required to be paid by the tax law on the underpayment of taxes should be accrued on the difference between the amount claimed or expected to be claimed on the tax return and the tax benefit recognized in the financial statements. The Company includes potential interest and penalties recognized in accordance with FIN 48 in the financial statements as a component of income tax expense. As of January 31, 2009, accrued interest and penalties related to our unrecognized tax benefits totaled $2.4 million and $0.4 million, respectively, and are both recorded in the consolidated balance sheet within "Other non-current liabilities."

The Company files numerous consolidated and separate company income tax returns in the U.S. federal jurisdiction and in many U.S. state jurisdictions. With few exceptions, we are subject to U.S. federal, state, and local income tax examinations by tax authorities for years 2004-2007. However, tax authorities have the ability to review years prior to these to the extent we utilized tax attributes carried forward from those prior years.

Note 5 - Long-Term Leases

The Company leases certain of its store locations under noncancelable operating leases that require monthly rental payments primarily at fixed rates (although a number of the leases provide for additional rent based upon sales) expiring at various dates through 2029. None of our operating leases contain residual value guarantees. Many of these leases contain renewal options and require the Company to pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment and transportation equipment under noncancelable operating leases and certain transportation equipment under capital leases. There were no capital lease payments remaining as of January 31, 2009. Total rent expense under operating leases was $54,112, $54,539, and $48,670, for 2008, 2007, and 2006, respectively. Total contingent rentals included in operating leases above was $1,109, $1,150, and $1,322, for 2008, 2007, and 2006, respectively.

Future minimum rental payments under all operating leases as of January 31, 2009 are as follows:

(In thousands)	Operating Leases
2009	$ 54,852
2010	41,719
2011	35,451
2012	28,694
2013	19,549
Thereafter	31,258
Total minimum lease payments	$ 211,523

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The gross amount of property and equipment under capital leases was $4,967 at January 31, 2009 and February 2, 2008. Accumulated depreciation on property and equipment under capital leases was $4,928 and $4,836 at January 31, 2009 and February 2, 2008, respectively. Depreciation expense on assets under capital lease for 2008, 2007, and 2006, was $92, $258, and $375, respectively.

Related party transactions. During the year ended February 2, 2008, Atlantic Retail Investors, LLC, which is partially owned by Michael J. Hayes, a director and officer of the Company, purchased the land and buildings occupied by thirteen FRED'S stores. The stores were purchased by Atlantic Retail Investors, LLC from an independent landlord/developer. Prior to the purchase by Atlantic Retail Investors, LLC the Company was offered the right to purchase the same stores and declined the offer. The terms and conditions regarding the leases on these locations are consistent in all material respects with other store leases of the Company. The total rental payments related to these leases were $1.4 million and $.5 million for the years ended January 31, 2009 and February 2, 2008, respectively. Total future commitments under related party leases are $10.9 million.

Note 6 - Shareholders' Equity

In 1998, the Company adopted a Shareholders' Rights Plan which granted a dividend of one preferred share purchase right (a "Right") for each common share outstanding at that date. Each Right represents the right to purchase one-hundredth of a preferred share of stock at a preset price to be exercised when any one individual, firm, corporation or other entity acquires 15% or more of the Company's common stock. The Rights become dilutive at the time of exercise. The Shareholders Rights Plan was renewed in October 2008 and if unexercised, the Rights will expire in October 2018.

On March 6, 2002, the Company filed a Registration Statement on Form S-3 registering 750,000 shares of Class A common stock. The common stock may be used from time to time as consideration in the acquisition of assets, goods, or services for use or sale in the conduct of our business. As of February 2, 2008, the Company had 198,813 shares of Class A common stock available to be issued from the March 6, 2002 Registration Statement. On December 31, 2008, the Registration Statement expired and the Company has not elected to renew the statement.

Purchases of equity securities by the issuer and affiliated purchasers. On August 27, 2007, the Board of Directors approved a plan that authorized stock repurchases of up to 4.0 million shares of the Company's common stock. Under the plan, the Company may repurchase its common stock in open market or privately negotiated transactions at such times and at such prices as determined to be in the Company's best interest. These purchases may be commenced or suspended without prior notice depending on then-existing business or market conditions and other factors. The following table sets forth the amounts of our common stock purchased by the Company during the fiscal year ended January 31, 2008 (amounts in thousands, except price data). The repurchased shares have been cancelled and returned to authorized but un-issued shares.

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
February 3, 2008 - January 31, 2009	–	$ –	–	3,573.5

Note 7 – Equity Incentive Plans

Incentive stock option plan. The Company has a long-term incentive plan, which was approved by FRED'S stockholders, under which an aggregate of 2,023,079 shares as of January 31, 2009 (2,057,344 shares as of February 2, 2008) are available to be granted. These options expire five years to seven and one-half years from the date of grant. Options outstanding at January 31, 2009 expire in 2009 through 2015.

The Company grants stock options to key employees including executive officers, as well as other employees, as prescribed by the Compensation Committee (the "Committee") of the Board of Directors. The number of options granted is directly linked to the employee's job classification. Options, which include non-qualified stock options and incentive stock options, are rights to purchase a specified number of shares of FRED'S common stock at a price fixed by the Committee. Stock options granted have an exercise price equal to the market price of FRED'S common stock on the date of grant. The exercise price for stock options issued under the plan that qualify as incentive stock options within the meaning of Section 422(b) of the Code shall not be less than 100% of the fair value as of the date of grant. The option exercise price may be satisfied in cash or by exchanging shares of FRED'S common stock owned by the optionee for at least six months, or a combination of cash and shares. Options have a maximum term of five to seven and one-half years from the date of grant. Options granted under the plan generally become exercisable ratably over five years or ten percent during each of the first four years on the anniversary date and sixty percent on the fifth anniversary date. The rest vest ratably over the requisite service

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

period. Stock option expense is generally recognized using the graded vesting attribution method. The plan contains a non-compete provision and a provision that if the Company meets or exceeds a specified operating income margin during the most recently completed fiscal year that the annual vesting percentage will accelerate from ten to twenty percent during that vesting period. The plan also provides for annual stock grants at the fair value of the stock on the grant date to non-employee directors according to a non-discretionary formula. The number of shares granted is dependent upon current director compensation levels.

Employee stock purchase plan. The 2004 Employee Stock Purchase Plan (the "2004 Plan"), which was approved by FRED'S stockholders, permits eligible employees to purchase shares of our common stock through payroll deductions at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. There were 73,084, 71,294 and 83,104 shares issued during fiscal years 2008, 2007 and 2006, respectively. There are 1,410,928 shares approved to be issued under the 2004 Plan and as of January 31, 2009 there were 1,150,863 shares available.

The following represents total stock based compensation expense (a component of selling, general and administrative expenses) recognized in the consolidated financial statements (in thousands):

(Dollars in thousands)	**2008**	2007	2006
Stock option expense	**$ 526**	$ 1,312	$ 1,408
Restricted stock expense	**282**	591	512
ESPP expense	**182**	213	279
Total stock-based compensation	**$ 990**	$ 2,116	$ 2,199
Income tax benefit on stock-based compensation	**$ 228**	$ 340	$ 210

The Company uses the Modified Black-Scholes Option Valuation Model ("BSM") to measure the fair value of stock options granted to employees. The BSM option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility and option life. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value of each option granted is estimated on the date of grant using the BSM with the following weighted average assumptions:

Stock Options	**2008**	2007	2006
Expected volatility	**40.1%**	42.8%	41.4%
Risk-free interest rate	**3.3%**	4.1%	4.8%
Expected option life (in years)	**5.84**	5.84	5.85
Expected dividend yield	**0.5%**	0.4%	0.4%
Weighted average fair value at grant date	**$ 4.53**	$ 4.68	$ 6.01
Employee Stock Purchase Plan			
Expected volatility	**36.8%**	37.2%	38.7%
Risk-free interest rate	**3.1%**	4.7%	4.8%
Expected option life (in years)	**0.63**	0.63	0.63
Expected dividend yield	**0.4%**	0.4%	0.3%
Weighted average fair value at grant date	**$ 2.48**	$ 3.31	$ 4.31

The following is a summary of the methodology applied to develop each assumption:

Expected Volatility — This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of our stock to calculate expected price volatility because management believes that this is the best indicator of future volatility. The Company calculates weekly market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

Risk-free Interest Rate — This is the yield of a U.S. Treasury zero-coupon bond issue effective at the grant date with a remaining term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected Lives — This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Options granted have a maximum term of seven and one-half years. An increase in the expected life will increase compensation expense.

Dividend Yield — This is based on the historical yield for a period equivalent to the expected life of the option. An increase in the dividend yield will decrease compensation expense.

Forfeiture Rate — This is the estimated percentage of options granted that are expected to be forfeited or cancelled before becoming fully vested. This estimate is based on historical experience. An increase in the forfeiture rate will decrease compensation expense.

Stock options. The following table summarizes stock option activity from January 28, 2006 through January 31, 2009:

Outstanding	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (Thousands)
Outstanding at January 28, 2006	1,190,019	$ 16.92	4.0	$ 694
Granted	328,025	13.30		
Forfeited / Cancelled	(352,828)	15.15		
Exercised	(62,152)	11.01		
Outstanding at February 3, 2007	1,103,064	$ 16.74	4.2	$ 298
Granted	270,552	10.97		
Forfeited / Cancelled	(157,165)	17.19		
Exercised	–	–		
Outstanding at February 2, 2008	1,216,451	$ 15.40	4.6	$ –
Granted	37,500	10.97		
Forfeited / Cancelled	(114,640)	16.57		
Exercised	(1,200)	13.86		
Outstanding at January 31, 2009	**1,138,111**	**$ 15.13**	**3.9**	**$ 11**
Exercisable at January 31, 2009	**688,234**	**$ 16.69**	**2.6**	**$6**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the excess of FRED'S closing stock price on the last trading day of the fiscal year end and the exercise price of the option multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. This amount changes based on changes in the market value of FRED'S stock. As of January 31, 2009, total unrecognized stock-based compensation expense net of estimated forfeitures related to non-vested stock options was approximately $.78 million, which is expected to be recognized over a weighted average period of approximately 3.0 years.

Other information relative to option activity during 2008, 2007 and 2006 is as follows:

(Dollars in thousands)	**2008**	2007	2006
Total fair value of stock options vested	**$ 2,240**	$ 1,008	$ 663
Total pretax intrinsic value of stock options exercised	**$ 1**	$ –	$ 135

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The following table summarizes information about stock options outstanding at January 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 9.50 - $14.60	666,561	5.4	$ 12.49	255,735	$ 12.99
$14.68 - $20.60	423,550	1.8	$ 18.08	392,599	$ 18.20
$23.05 - $33.49	48,000	0.8	$ 25.93	39,900	$ 25.50
	1,138,111			688,234	

Restricted stock. The Company's equity incentive plans also allow for granting of restricted stock having a fixed number of shares at a purchase price that is set by the Compensation Committee of the Company's Board of Directors, which purchase price may be set at zero, to certain executive officers, directors and key employees. The Company calculates compensation expense as the difference between the market price of the underlying stock on the date of grant and the purchase price if any. Restricted shares granted under the plan have various vesting types, which include cliff vesting and graded vesting with a requisite service period of three to ten years. Restricted stock has a maximum term of five to ten years from grant date. Compensation expense is recorded on a straight-line basis for shares that cliff vest and under the graded vesting attribution method for those that have graded vesting.

The following table summarizes restricted stock from January 28, 2006 through January 31, 2009:

Outstanding	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested Restricted Stock at January 28, 2006	172,532	$ 15.51
Granted	92,182	13.93
Forfeited / Cancelled	(25,293)	15.12
Exercised	(9,570)	10.98
Non-vested Restricted Stock at February 3, 2007	229,851	$ 15.03
Granted	81,176	10.47
Forfeited / Cancelled	(15,713)	13.48
Exercised	(9,679)	16.59
Non-vested Restricted Stock at February 2, 2008	285,635	$ 13.83
Granted	**124,653**	**9.84**
Forfeited / Cancelled	**(45,876)**	**14.15**
Exercised	**(11,628)**	**13.31**
Non-vested Restricted Stock at January 31, 2009	**352,784**	**$ 12.39**

The aggregate pre-tax intrinsic value of restricted stock outstanding as of January 31, 2009 is $3.6 million with a weighted average remaining contractual life of 6.0 years. The unrecognized compensation expense net of estimated forfeitures, related to the outstanding restricted stock is approximately $2.5 million, which is expected to be recognized over a weighted average period of approximately 5.5 years. The total fair value of restricted stock awards that vested for the years ended January 31, 2009, February 2, 2008 and February 3, 2007 was $.2 million, $.2 million and $.1 million, respectively.

The unrecognized compensation expense related to outstanding restricted stock awards was recorded as unearned compensation in shareholders' equity at January 28, 2006. With the adoption of SFAS 123 (R), the unrecognized compensation expense related to outstanding restricted stock awards granted prior to January 29, 2006 was charged to common stock.

There were no significant modifications to the Company's share-based compensation plans during fiscal 2008.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

Note 8 - Net Income Per Share

Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options to issue common stock were exercised into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Restricted stock is considered contingently issuable and is excluded from the computation of basic earnings per share until it vests.

A reconciliation of basic earnings per share to diluted earnings per share follows (in thousands, except per share amount):

	Year Ended								
	January 31, 2009			February 2, 2008			February 3, 2007		
	Income	**Shares**	**Per Share Amount**	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic EPS	**$ 16,642**	**39,628**	**$ 0.42**	$ 10,718	39,771	$ 0.27	$ 26,746	39,770	$ 0.67
Effect of dilutive securities		**223**			111			88	
Diluted EPS	**$ 16,642**	**39,851**	**$ 0.42**	$ 10,718	39,882	$ 0.27	$ 26,746	39,858	$ 0.67

Options to purchase shares of common stock that were outstanding at the end of the respective fiscal year were not included in the computation of diluted earnings per share when the options' exercise prices were greater than the average market price of the common shares. There were 1,138,111, 1,216,451, and 1,097,064 such options outstanding at January 31, 2009, February 2, 2008 and February 3, 2007.

Note 9 - Commitments and Contingencies

Commitments. The Company had commitments approximating $9.7 million at January 31, 2009 and $14.3 million at February 2, 2008 on issued letters of credit, which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating approximately $12.0 million at January 31, 2009 and $17.1 million at February 2, 2008 utilized as collateral for its risk management programs.

Salary reduction profit sharing plan. The Company has a defined contribution profit sharing plan for the benefit of qualifying employees who have completed three months of service and attained the age of 21. Participants may elect to make contributions to the plan up to a maximum of 15% of their compensation. Company contributions are made at the discretion of the Company's Board of Directors. Participants are 100% vested in their contributions and earnings thereon. Contributions by the Company and earnings thereon are fully vested upon completion of six years of service. The Company's contributions for 2008, 2007, and 2006, were $258, $251, and $160, respectively.

Postretirement benefits. The Company provides certain health care benefits to its full-time employees that retire between the ages of 62 and 65 with certain specified levels of credited service. Health care coverage options for retirees under the plan are the same as those available to active employees.

Effective February 3, 2007, the Company began recognizing the funded status of its postretirement benefits plan in accordance with SFAS No. 158. SFAS No. 158 requires the Company to display the net over-or–under funded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of accumulated other comprehensive income in stockholders' equity. Prior to February 3, 2007, the Company had accounted for its postretirement benefits plan according to the provisions of SFAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions.

During 2008, the Company changed its measurement date from November 30 to January 31. In accordance with SFAS 158, we used the "14-month method" to transition to the new measurement date and calculate the net periodic postretirement benefit cost for the year ending January 31, 2009. As part of the transition, an adjustment to retained earnings was recorded for the two month period December 2, 1008 through January 31, 2009.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The Company's change in benefit obligation based upon an actuarial valuation is as follows:

(In thousands)	**January 31, 2009**	February 2, 2008
Benefit obligation at beginning of year	**$ 539**	$ 591
Service cost	**25**	33
Interest cost	**24**	30
Actuarial (gain)	**(172)**	(82)
Benefits paid	**(28)**	(33)
Adjustments due to adoption of FAS 158 measurement date provisions	**8**	–
Benefit obligation at end of year	**$ 396**	$ 539

The medical care cost trend used in determining this obligation is 8.0% effective December 1, 2007, decreasing annually before leveling at 5.0% in 2015. The below table illustrates a one-percentage-point increase or decrease in the healthcare cost trend rate assumed for postretirement benefits:

	For the Year Ended	
(In thousands)	**January 31, 2009**	February 2, 2008
Effect of health care trend rate		
1% increase effect of accumulated benefit obligations	**$ 34**	$ 47
1% increase effect on periodic cost	**6**	7
1% decrease effect on accumulated benefit obligations	**(30)**	(42)
1% decrease effect on periodic cost	**(5)**	6

The discount rate used in calculating the obligation was 6.25% in 2007 and 5.75% in 2006.

Effective February 3, 2007, the Company began recognizing the funded status of its postretirement benefits plan in accordance with SFAS No. 158. SFAS No. 158 requires the Company to display the net over-or–under funded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of accumulated other comprehensive income in stockholders' equity. Prior to February 3, 2007, the Company had accounted for its postretirement benefits plan according to the provisions of SFAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions.

The discount rate used in calculating the obligation was 5.75% in 2007 and 6.25% in 2008.

The annual net postretirement cost is as follows:

	For the Year Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Service cost	**$ 25**	$ 33	$ 39
Interest cost	**24**	30	31
Amorization of prior service cost	**(14)**	(14)	(13)
Amorization of unrecognized prior service costs	**(102)**	(97)	(98)
Net periodic postretirement benefit cost	**$ (67)**	$ (48)	$ (41)

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The Company's policy is to fund claims as incurred.

Information about the expected cash flows for the postretirement medical plan follows:

Expected Benefit Payments (net of retiree contributions)	Postretirement Medical Plan
2009	30,673
2010	33,367
2011	34,148
2012	34,968
2013	38,395
Next 5 years	232,598

Litigation. In June 2006, a lawsuit entitled Sarah Ziegler, et al. v. FRED'S Discount Store was filed in the United States District Court for the Northern District of Alabama in which the plaintiff alleges that she and other current and former FRED'S Discount assistant store managers were improperly classified as exempt executive employees under the Fair Labor Standards Act ("FLSA") and seeks to recover overtime pay, liquidated damages, and attorneys' fees and court cost. In July 2006, the plaintiffs filed an emergency motion to facilitate notice pursuant to the FLSA that would give current and former assistant managers information about their rights to opt-in to the lawsuit. After initially denying the motion, in October 2006, the judge granted plaintiffs motion to facilitate notice pursuant to the FLSA. Notice was sent to some 2,055 current and former assistant store managers and approximately 450 persons opted into the case. The cut off date for individuals to advise of their interest in becoming part of this lawsuit was February 2, 2007.

The Company believes that its assistant store managers are and have been properly classified as exempt employees under the FLSA and that the actions described above are not appropriate for collective action treatment. The Company is and will continue to vigorously defend these actions in this matter. Discovery is closed. The parties agreed to mediate this case and did so successfully in January 2009. The total settlement amount, (including attorneys' fees and costs) is $5,000,000. FRED'S believes this is a favorable settlement in consideration of the substantial costs of continuing litigation, high jury verdicts against other retailers who were sued for practices similar to the claims alleged in this case as well as the constant distraction to management of a possible protracted jury trial. FRED'S has admitted no liability or wrongdoing and no liability has been found against FRED'S. The parties are finalizing settlement documents and will jointly present the settlement to the court, which must approve the settlement.

In August 2007, a lawsuit entitled Julia Atchinson, et al. v. FRED'S Stores of Tennessee, Inc., et al, was filed in the United States District Court for the Northern District of Alabama, Southern Division in which the plaintiff alleges that she and other current and former FRED'S Discount assistant store managers were improperly classified as exempt executive employees under the Fair Labor Standards Act (FLSA) and seeks to recover overtime pay, liquidated damages, attorney's fees and court costs. The plaintiffs filed a motion seeking a collective action which the Judge has not ruled on. The Company believes that its assistant store managers are and have been properly classified as exempt employees under FLSA and that the matter is not appropriate for collective action treatment. Discovery has not yet begun. The parties also agreed to mediate this case in January 2009 and did so successfully, reaching a settlement of $1,500,000 (including attorneys' fees and costs). Again, based on the substantial costs of continuing litigation, unfavorably high jury verdicts against other retailers and the constant distraction to management of a possible protracted jury trial, this is a favorable settlement for FRED'S. FRED'S has admitted no liability or wrongdoing, and no liability has been found against the Company. The parties are finalizing settlement documents and will jointly present the settlement to the court, which must approve the settlement.

In July 2008, a lawsuit styled Jessica Chapman, on behalf of herself and others similarly situated, v. FRED'S Stores of Tennessee, Inc. was filed in the United States District Court for the Northern District of Alabama, Southern Division, in which the plaintiff alleges that she and other female assistant store managers are paid less than comparable males and seek compensable damages, liquidated damages, attorney fees and court costs. The plaintiff filed a motion seeking collective action. Briefs have been filed, but the court has not ruled. The Company believes that all assistant managers have been properly paid and that the matter is not appropriate for collective action treatment. Discovery has not yet begun. The Company is and will continue to vigorously defend this matter.

In addition to the matters disclosed above, the Company is party to several pending legal proceedings and claims arising in the normal course of business. Although the outcome of the proceedings and claims cannot be determined with certainty, management of the Company is of the opinion that it is unlikely that these proceedings and claims will have a material adverse effect on the financial statements as a whole. However, litigation involves an element of uncertainty. There can be no assurance that pending lawsuits will not consume the time and energy of our management or that future developments will not cause these actions or claims, individually or in aggregate, to have a material adverse effect on the financial statements as a whole. We intend to vigorously defend or prosecute each pending lawsuit.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

Note 10 - Sales Mix

The Company manages its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of January 31, 2009, all of the Company's operations were located within the United States. The following data is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information."

The Company's sales mix by major category during the last 3 years was as follows:

	For the Year Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Pharmaceuticals	**31.7%**	32.2%	31.9%
Household Goods	**24.8%**	24.8%	24.7%
Food and Tobacco Products	**15.5%**	14.2%	13.0%
Paper and Cleaning Supplies	**9.2%**	8.8%	8.6%
Apparel and Linens	**8.6%**	9.9%	11.7%
Health and Beauty Aids	**8.0%**	8.0%	8.0%
Sales to Franchised FRED'S Stores	**2.2%**	2.1%	2.1%
Total Sales Mix	**100.0%**	100.0%	100.0%

Note 11 - Exit and Disposal Activity

During fiscal 2007, the Company closed 17 underperforming stores.

During the course of 2008, the Company has closed 74 stores and 23 pharmacies. The closures took place during the first three quarters of 2008 pursuant to our restructuring plan announced February 6, 2008 and were the result of an in-depth study conducted by the Company of its operations over the last 10 quarters. The study revealed that FRED'S has a strong and healthy store base, and that by closing these underperforming stores the Company would improve its cash flow and operating margin, both of which are core goals of the Company's overall strategic plan. As a result of the successful execution of this plan, the Company is stronger and is in a better position to respond to fluctuations in the economy and to take advantage of opportunities to further improve our business. The one remaining store closure is scheduled for the first half of fiscal 2009, bringing the total number of store closures to 75.

Inventory Impairment

During fiscal 2006, which ended February 3, 2007, we recorded a below-cost inventory adjustment of approximately $0.9 million to reduce the value of inventory to lower of cost or market in the 20 stores that were planned for closure in fiscal 2007, of which 17 were closed. The entire impairment was utilized in fiscal 2007.

During fiscal 2007, which ended February 2, 2008, we recorded a below-cost inventory adjustment of approximately $10.0 million to reduce the value of inventory to lower of cost or market in stores that were planned for closure as part of the Company's strategic plan to improve profitability and operating margin. The adjustment was recorded in cost of goods sold in the consolidated statement of income for the year ended February 2, 2008.

In fiscal 2008, we recorded an additional below-cost inventory adjustment of $0.3 million to reduce the value of inventory to lower of cost or market associated with stores closed in the third quarter and utilized the entire $10.3 million impairment.

Lease Termination

For store closures where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the cease use date (when the store is closed) in accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." Liabilities are established at the cease use date for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by SFAS 146. Key assumptions in calculating the liability include the timeframe expected to terminate lease agreements, estimates related to the sublease potential of closed locations, and estimation of other related exit costs. If actual timing and potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. These liabilities are reviewed periodically and adjusted when necessary.

During fiscal 2007, which ended February 2, 2008, we closed 17 under performing stores and recorded lease contract termination costs of $1.6 million in rent expense in conjunction with those closings, of which $1.0 million was utilized during fiscal 2007, leaving $.6 million in the reserve at the beginning of fiscal year 2008.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

During fiscal 2008, which ended January 31, 2009, we closed 74 under performing stores and recorded lease contract termination costs of $10.5 million, of which $9.6 million was charged to rent expense and $.9 million reduced the liability for deferred rent. We utilized $7.6 million during the period, leaving $3.5 million in the reserve at January 31, 2009. During the first half of fiscal 2009, the Company expects to incur $.2 million in lease contract termination costs related to the remaining store closure.

The following table illustrates the exit and disposal activity related to the store closures discussed in the previous paragraphs (in millions):

(In millions)	Balance February 2, 2008	Additions FY08	Utilized FY08	Ending Balance January 31, 2009
Inventory markdowns for planned store closings	$ 10.0	$ 0.3	$ 10.3	$ –
Lease contract termination liability	0.6	10.5	7.6	3.5
	$ 10.6	$ 10.8	$ 17.9	$ 3.5

Fixed Asset Impairment

During fiscal 2006, which ended February 3, 2007, the Company recorded a charge of $0.8 million in selling, general and administrative expense for the impairment of fixed assets and leasehold improvements associated with the 20 store closings planned for fiscal 2007.

During the fourth quarter of 2007, which ended February 2, 2008, the Company recorded a charge of $4.6 million in selling, general and administrative expense for the impairment of fixed assets and leasehold improvements associated with the planned closure of 75 stores in 2008. During the second quarter of fiscal 2008, the Company recorded an additional charge of $.1 million associated with store closures that occurred in the third quarter. There were no other fixed asset impairment charges incurred during 2008.

Note 12 - Quarterly Financial Data (Unaudited)

The Company's unaudited quarterly financial information for the fiscal years ended January 31, 2009 and February 2, 2008 is reported below:

(In thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended January 31, 2009				
Net sales	**$ 464,292**	**$ 447,127**	**$ 418,036**	**$ 469,385**
Gross profit	**132,481**	**123,851**	**124,186**	**122,500**
Net income	**7,250**	**1,033** [1]	**6,089**	**2,270** [2]
Net income per share				
Basic	**$ 0.18**	**$ 0.03** [1]	**$ 0.15**	**$ 0.06** [2]
Diluted	**$ 0.18**	**$ 0.03** [1]	**$ 0.15**	**$ 0.06** [2]
Cash dividends paid per share	**$ 0.02**	**$ 0.02**	**$ 0.02**	**$ 0.02**
Year ended February 2, 2008				
Net sales	$ 442,262	$ 424,640	$ 419,913	$ 494,108
Gross profit	127,001	121,483	124,920	116,839
Net income (loss)	7,438	3,058	4,607	(4,385)[1]
Net income (loss) per share				
Basic	$ 0.19	$ 0.08	$ 0.12	$ (0.11)[1]
Diluted	$ 0.19	$ 0.08	$ 0.12	$ (0.11)[1]
Cash dividends paid per share	$ 0.02	$ 0.02	$ 0.02	$ 0.02

1 Results include certain charges for the closing of 75 stores in 2008 and the 17 stores closed in 2007 (see Note 11 - Exit and Disposal Activities).

2 Results include $6.6 million accrual for a legal settlement (see Note 9 - Commitments and Contingencies).

Reports of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
FRED'S, Inc.
Memphis, Tennessee

We have audited the accompanying consolidated balance sheets of FRED'S, Inc. (the "Company"), as of January 31, 2009 and February 2, 2008 and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FRED'S, Inc. at January 31, 2009 and February 2 2008, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method for accounting for uncertainty in income taxes in the year ended February 2, 2008 due to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes. Also, the Company changed its method of accounting for defined benefit pension and other postretirement plans and the quantifying of prior year misstatements in the year ended February 3, 2007 due to the adoption of Statements of Financial Account Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans and SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in the Current Year Financial Statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), FRED'S, Inc.'s internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 16, 2009 expressed an unqualified opinion thereon.

BDO Seidman, LLP

Memphis, Tennessee
April 16, 2009

Management's Annual Report on Internal Control Over Financial Reporting

The management of FRED'S, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934. FRED'S, Inc. internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the fair and reliable preparation and presentation of the Consolidated Financial Statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of FRED'S, Inc. assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2009. In making its assessment, the Company used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on its assessment, management has concluded that the Company's internal control over financial reporting is effective as of January 31, 2009.

Our independent registered public accounting firm has issued an audit report on our internal controls over financial reporting, included herein.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Shareholders
FRED'S, Inc.
Memphis, Tennessee

We have audited FRED'S, Inc.'s (the "Company's") internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report, "Item 9A.b, Management's Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of January 31, 2009 and February 2, 2008, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2009 and our report dated April 16, 2009 expressed an unqualified opinion thereon.

BDO Seidman, LLP

Memphis, Tennessee
April 16, 2009

Directors and Officers

Board of Directors

Michael J. Hayes
Chairman of the Board
FRED'S, Inc.

Bruce A. Efird
President and Chief Executive Officer
FRED'S, Inc.

John R. Eisenman
Real Estate Investments
REMAX Island Realty, Inc.
Former President of Sally's, Inc.
(a restaurant chain)
Former commercial real estate developer

Roger T. Knox
President Emeritus
Memphis Zoological Society
Former Chairman of the Board and
Chief Executive Officer
Goldsmith's Department Stores
(retailing)

Michael T. McMillan
Director of Sales Operations
Pepsi-Cola North America
(consumer products)

B. Mary McNabb
Chief Executive Officer
Kid's Outlet in California
(retailing)

Thomas J. Tashjian
Private Investor

Executive Officers

Michael J. Hayes
Chairman

Bruce A. Efird
President and Chief Executive Officer

Jerry A. Shore
Executive Vice President and Chief Financial Officer

Rick A. Chambers
Executive Vice President – Pharmacy Operations

Dennis K. Curtis
Executive Vice President – General Merchandise Manager

John A. Casey
Executive Vice President – Pharmacy Acquisitions

Reggie E. Jacobs
Executive Vice President – Corporate Services,
Distribution and Transportation

Earl L. Taylor
Executive Vice President – Store Operations

Charles S. Vail
Corporate Secretary, Vice President – Legal Services
and General Counsel

Corporate Information

Corporate Offices
FRED'S, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118
(901) 365-8880

Web Address
www.fredsinc.com

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449

Independent Registered Public Accounting Firm
BDO Seidman, LLP
Memphis, Tennessee

Securities Counsel
Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
Memphis, Tennessee

Annual Report on Form 10-K
Shareholders of record may obtain a copy of the Company's Annual Report on Form 10-K for the year ended January 31, 2009, as filed with the Securities and Exchange Commission, without charge upon written request to Jerry A. Shore, Executive Vice President and Chief Financial Officer. In addition, we make available free of charge through our website at www.fredsinc.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after we electronically file such material with the SEC, and may be found using "Stock Links" under the "Investor Relations" section of our website.

Annual Meeting of Shareholders
The 2009 annual meeting of shareholders will be held at 5:00 p.m. Eastern Daylight Time on Wednesday, June 17, 2009, at the Holiday Inn Express, 2192 S. Highway 441, Dublin, Georgia. Shareholders of record as of May 1, 2009, are invited to attend this meeting.

Market and Dividend Information
The Company's common stock trades on the NASDAQ Global Select Market under the symbol FRED (CUSIP No. 356108-10-0). At May 1, 2009, the Company had an estimated 14,000 shareholders, including beneficial owners holding shares in nominee or street name.

The table below sets forth the high and low stock prices, together with cash dividends paid per share, for each fiscal quarter in the past two fiscal years.

	High	Low	Dividends Per Share
2008			
Fourth	**$ 12.90**	**$ 8.22**	**$ 0.02**
Third	**$ 15.91**	**$ 9.17**	**$ 0.02**
Second	**$ 13.64**	**$ 10.33**	**$ 0.02**
First	**$ 11.79**	**$ 8.20**	**$ 0.02**
2007			
Fourth	$ 11.07	$ 7.71	$ 0.02
Third	$ 12.49	$ 9.71	$ 0.02
Second	$ 15.00	$ 11.40	$ 0.02
First	$ 15.74	$ 13.12	$ 0.02

The following graph shows a comparison of the cumulative total returns for the past five years. The total cumulative return on investment assumes that $100 was invested in FRED'S, the NASDAQ Retail Trade Stocks Index and NASDAQ Stock Market (U.S.) Index on January 31, 2004, and that all dividends were reinvested.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*
Among FRED'S, Inc., The NASDAQ Stock Market (U.S.) Index and The NASDAQ Retail Trade Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
1/31/04
1/29/05
1/28/06
2/3/07
2/2/08
1/3/09
FRED'S Inc
NASDAQ Composite
NASDAQ Retail Trade

* $100 invested on on 1/31/04 in index, including reinvestment of dividends. Indexes calculated on month-end basis.

FRED'S HOMETOWN DISCOUNT STORE

The Low Price Leader

4300 New Getwell Road
Memphis, Tennessee 38118

www.fredsinc.com